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2002

N O R A N D A    A N N U A L    R E P O R T    2 0 0 2

A global diversified base
metals company

Five business units	Operations in 17 countries	Assets of $11 billion

Noranda is a leading international mining and metals company with total assets of $11 billion at year-end 2002.

Noranda is one of the world's largest producers of zinc and nickel and a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. The Company is also a major recycler of secondary copper, nickel and precious metals. It sells commodity, value-added and manufactured products to its customers throughout the world and employs 15,000 people at its operations and offices worldwide.

Noranda has approximately 241 million shares outstanding and is listed on The Toronto Stock Exchange and the New York Stock Exchange (NRD).

CONTENTS

Financial Highlights	1
Strength in Diversity	2
Objective, Progress and Goals	4
Letter to Shareholders	6
Financial Section
Management's Discussion and Analysis	13
Management's Responsibility	44
Auditors' Report	45
Consolidated Financial Statements and Notes	46
11-Year Financial Review	80
Mineral Reserves and Resources	82
Board of Directors	85
Executives and Officers	87
Shareholder and Corporate Information	88
Map of Operations	inside back cover

Notes:

•
All funds are in Canadian dollars and units of measurement are metric unless otherwise noted.

•
At December 31, 2002, Noranda owned 59.5% of Falconbridge Limited (Falconbridge).

•
Some statements contained in this report are made to describe the Company's intentions, expectations or predictions. The Company cautions that these statements involve risk and uncertainty and that actual results could differ materially from those expressed or implied in such statements.

Financial Highlights

FINANCIAL INFORMATION IN CANADIAN AND U.S. CURRENCY

($ millions, except per share amounts) December 31	2002 Cdn $	2001 Cdn $	2002* US $	2001* US $
Results of Operations
Revenues	6,090	6,152	3,879	3,969

Cost of operations and raw materials	5,117	5,387	3,259	3,475
Depreciation, amortization and reclamation	763	619	486	399
Magnesium and other restructuring costs, net	777	47	495	30
Other operating expenses, net	184	224	117	145
Interest, net	163	140	104	90
Tax recovery	(250)	(191)	(159)	(123)
Minority interest	36	18	23	12

	6,790	6,244	4,325	4,028

Net loss	(700)	(92)	(446)	(59)
Financial Position — at year-end
Total consolidated assets	11,377	12,141	7,201	7,636
Total corporate borrowings	5,291	4,920	3,349	3,094
Shareholders' equity	2,928	3,797	1,853	2,388
Other Financial Information — per common share
Loss per share — Basic	(3.02)	(0.47)	(1.92)	(0.30)
Dividends paid	0.80	0.80	0.51	0.52
Book value (at year-end)	10.40	14.19	6.58	8.92
Common share price (at year-end)	14.21	15.00	8.99	9.43
*US $/CDN $ Exchange Rate
	2002	2001
Average rate	1.57	1.55
At year-end	1.58	1.59
Noranda's sales continue to be well diversified, with the important U.S. market accounting for the leading share.	The economic slowdown negatively affected the prices of most of Noranda's main metals.	The major portion of Noranda's capital investment program of the last four years has been completed.

NORANDA ANNUAL REPORT 2002    Financial Highlights    1

Strength in Diversity

Description	Sales

Aluminum Noranda Aluminum has five plants in the United States and one in Mexico that produce primary aluminum (New Madrid Smelter) and aluminum foil and light sheet (Norandal USA).

Copper Operations in the Copper Business include the Altonorte smelter and the Antamina (33.75%), Collahuasi (44%) and Lomas Bayas mines.

Canadian Copper and Recycling This copper mining, smelting and recycling business consists of the Horne smelter, CCR refinery, the Kidd Creek operations and four recycling and collection facilities.

Zinc The Zinc Business includes the operations of the Brunswick mine and smelter and the Matagami mine. Noranda's interest in the Noranda Income Fund is also reported through this business unit.

Nickel The Nickel Business comprises the Falconbridge Integrated Nickel Operations and the Falcondo ferronickel operation.

2    NORANDA ANNUAL REPORT 2002    Strength in Diversity

2003 Objectives	Cash Cost Breakdown

1 Minimize working capital and capital expenditures levels 2 Secure energy contract beyond 2005 3 Improve customer and market focus in foil operations

1    Collahuasi — continue the concentrator expansion project and the transfer of mining activity from the Ujina to Rosario deposit
 2    Antamina — achieve full financial completion, maximize process in the grinding circuit and develop more robust, long-term local training and hiring program
 3    Lomas Bayas — optimize leaching process, start evaluation of Fortuna del Cobre development and develop plans to increase crushing capacity
4 Altonorte — complete capacity expansion in first quarter and within budget and identify process improvement opportunities to improve capacity further

1    Successfully resolve strike situation at the Horne smelter
 2    Deliver Mine D development at the Kidd Creek operations on time and on budget
 3    Grow and develop the business of disassembling electronic material for recycling
4    Reduce costs and improve margins
5 Maximize the process efficiencies of integrating the Falconbridge and Noranda copper metallurgical plants

1 Manage existing resources prudently to extract the best possible return 2 Provide feed and develop new feed sources for the Income Fund

1    Optimize profitability of smelting and refining operations
 2    Focus on improving shareholder value and increasing return on net assets
3 Aggressively seek new growth opportunities and increase our exposure to nickel through acquisitions, exploration, new process technology and the development of Koniambo

NORANDA ANNUAL REPORT 2002    Strength in Diversity    3

Objective, Progress and Goals

Noranda's objective: Achieve a better than 15% return on equity over the commodity price cycle of its products

2002 progress towards the objective

        1      Ramped up new projects and increased production over 2001:

    •
    33% higher copper concentrate

    •
    9% higher zinc concentrate

    •
    7% higher primary aluminum

    •
    14% higher aluminum foil

        2      Reduced costs:

    •
    closed the Gaspé copper smelter

    •
    aligned some activities with Falconbridge

    •
    scaled back investment in exploration and technology

    •
    temporarily shut down the magnesium plant

    •
    reduced the overall workforce by 12%

        =    a doubling of cash flow from operations despite lower metal prices

4    NORANDA ANNUAL REPORT 2002    Objective, Progress and Goals

2003 goals

        1      Improve economics of Canadian metallurgical operations

        2      Advance development of copper and nickel mining projects

        3      Achieve optimal production at new projects

        4      Build the recycling business through targeted acquisitions and alliances

        5      Reduce capital investments and ensure future investments meet return criteria

        6      Continue to build performance culture based on Noranda's 15%-return objective

NORANDA ANNUAL REPORT 2002    Objective, Progress and Goals    5

Letter to Shareholders

[Photo omitted] DEREK PANNELL President and Chief Executive Officer	[Photo omitted] DAVID KERR Executive Chairman

  The focus of Noranda's management in the past year has been on completing the construction and ramping up of new projects, identifying and removing unnecessary costs, taking action with regards to unprofitable operations and creating a more focused and accountable management team. In this regard, significant progress has been made. We have increased production, reduced costs, increased cash margins and improved Noranda's ability to generate earnings.

        However, much of what we achieved in 2002 was masked by low selling prices for our primary metal and fabricating production, low treatment revenues in our custom smelting businesses and a labour strike at the Horne copper smelter. As a result, we have reported a loss in 2002 of $110 million before taking into account $590 million of writedowns and other unusual items. This compares with a loss of $133 million before a positive impact of other unusual items of $41 million in the preceding year. While this change is more fully analyzed in the Management's Discussion and Analysis section of this report, it is worth noting that if metal prices in 2002 had been at levels similar to 2001, our results before unusual items would have been approximately $40 million better.

Completing Projects and Ramping Up Production

        In 2002, we increased the value of Noranda's asset base by ramping up production in most of our businesses.

        The giant Antamina copper/zinc mine in Peru, completed in the fourth quarter of 2001 under budget and ahead of schedule, produced over 110,000 tonnes of copper in concentrate and 75,000 tonnes of zinc in concentrate in 2002. By the end of the year, the mine had met almost all of the production requirements for the release of Noranda from the guarantee of its share of the construction debt. Completion of all requirements is expected in the second quarter of 2003.

        The ramp-up of production at our new state-of-the-art aluminum foil plant in Huntingdon, Tennessee continues to go according to plan and the additional production has allowed us to significantly decrease costs

6    NORANDA ANNUAL REPORT 2002    Letter to Shareholders

and increase market share. The increased capacity has also made it possible for us to enter new markets such as lithographic sheet, where the value-added premiums are higher.

Antamina The Antamina mine is a major success, overcoming significant challenges of size, complexity and remoteness.	Huntingdon The new foil plant utilizes state-of-the-art technology in casting, rolling and materials handling.	Altonorte The expanded Altonorte smelter will double copper production, triple sulphuric acid output and reduce unit costs by 25%.

        The primary aluminum plant in New Madrid, Missouri, had a record production year mainly as a result of the single-anode technology that was introduced in 2000. By the end of 2002, the plant was operating at its new annual design production capacity of 250,000 tonnes.

        The expansion project at the Altonorte copper smelter in Chile, was completed on time and under budget. The expansion increases throughput capacity by 116% while greatly reducing emissions and lowering unit costs by 25%. The smelter had a record production year for both copper anodes and sulphuric acid.

Reducing Costs

        In the second quarter of 2002, we closed the Gaspé copper smelter in Quebec after a comprehensive study failed to identify an economically feasible option that would enable the smelter to become competitive. The smelter produced 109,000 tonnes of copper anode and 220,000 tonnes of sulphuric acid in 2001.

        Our investment in exploration and technology was scaled back in 2002 to levels that reflect our strategic needs and the fact that we already have excellent property development opportunities in our current portfolio. On the exploration front, we will focus our resources on the most promising projects within the copper and nickel sectors because of our more optimistic outlook for those two businesses. With technology, we have physically transferred our support services closer to the business units that use them and have adopted a pay-for-services approach. This should ensure that the level of service fits the needs of the businesses. As a result of these initiatives, annual expenses are being reduced by $80 million over a three-year period.

        In January 2003, we announced our intention to shut our magnesium production until selling prices increase and the resumption of operations is financially justified. While the new technology that Noranda developed works and we are producing high-quality magnesium, the current oversupply of magnesium and the negative outlook for magnesium prices has led us to conclude that continued operation of the plant at this time would be uneconomic. We estimate cash savings and improved operating results for 2003 of approximately $100 million as a result of this closure. Although we firmly believe in a positive future for magnesium, we have faced reality and adjusted to the developments in the marketplace.

NORANDA ANNUAL REPORT 2002    Letter to Shareholders    7

  During 2002, we made changes to the way our Company operates. The most wide-sweeping change was the alignment of certain activities of Noranda and Falconbridge.

Changing the Way We Do Business

        During 2002, we made visible changes to the way our Company operates. The most wide-sweeping change was the alignment of certain activities of Noranda and Falconbridge. The driving force behind this initiative was the need for both companies to improve profitability. By the end of the year, we had combined the Toronto headquarters of both companies into one location with separate offices for the administration of each business unit. In Santiago, Chile, the activities of the two companies were merged with the mandate to manage and grow the South American investments of both Noranda and Falconbridge. This first phase of alignment has resulted in approximately $11 million of annual cost savings shared between the two companies.

        Going forward, we anticipate additional savings in South America. For instance, we will be able to link the sulphuric acid production at the expanded Altonorte copper smelter with the requirements of the Lomas Bayas copper mine, where sulphuric acid is an integral input to the production process.

        In North America, the principal focus will be on expanding links between the CCR copper refinery in Montreal, the Horne copper smelter in Rouyn-Noranda and the Kidd Creek operations in Timmins. It is expected that the economics of the three operations will be greatly improved and that the custom smelting and recycling businesses will be more efficient.

        Changing the way we do business has been consistent with our continued pursuit of Six Sigma performance. In 2002, Six Sigma efforts resulted in approximately $51 million of additional pre-tax earnings. It also resulted in greater discipline being applied to capital investments. Rigorous project planning and disciplined execution coupled with progressive audits allow us to accurately re-forecast project costs and investment performance. For example, at Collahuasi, expansion costs have been reduced by US$25 million. At the Kidd Creek mine, where we are extending mining activities to deeper levels, and at the Altonorte copper smelter, a strengthened project management will ensure greater certainty of results.

Creating a Focused, Accountable Management Team

        In 2002, we saw the benefits of having formed five separate business units and aligning certain activities of Noranda and Falconbridge. A new management team has been created with the appointment of three new leaders who are focused on common goals and who are working well together.

metals outlook

Nickel

        For 2003, the nickel market is forecast to move into a deficit as demand is expected to outpace supply. If economic conditions improve more than anticipated, nickel prices can be expected to respond favourably.

Copper

        With the continuation of production cutbacks and a projected modest recovery in demand, the copper market is expected to swing into deficit in 2003, which should lead to a drawdown in stocks.

Zinc

        In 2003, metal supply should once again exceed demand but to a lesser extent than the previous two years. As a result, only a modest recovery in price levels is anticipated while stocks remain high.

8    NORANDA ANNUAL REPORT 2002    Letter to Shareholders

Aluminum

        Conditions are not expected to differ materially from 2002, as much of the aluminum market's attention will continue to be focused on China. While it is expected to be a net exporter through the near and mid-term, it is wondered how long it will retain that status.

        In the North American foil industry, cutbacks and closures of older facilities are expected to have a positive influence in the marketplace.

  Each of the five business units have been given a clear mandate — improve operating cash flow, reduce capital investment, lower costs, increase productivity and execute projects in the most efficient manner possible.

        The reorganization of support functions brought new leadership to exploration, research, human resources and project management. This combining of new blood with increased empowerment and accountability and a focus on rate of return on investment has led to the taking of tough decisions. The most visible examples are the closure of unprofitable operations and the reduction of our workforce by 12%.

Looking Ahead

        Each of the five business units have been given a clear mandate for 2003 — improve operating cash flow, reduce capital investment, lower costs, increase productivity and execute projects in the most efficient manner possible.

        Over time, new investments in the businesses will vary depending on their respective market outlook. As a general comment, we see nickel and copper mining providing a better opportunity for growth investment than metallurgical processing.

        Of all of our businesses, the nickel unit offers the best opportunity for further near-term expansions. The outlook for the nickel price is good and we have attractive opportunities for growth in mining projects at Montcalm and Nickel Rim South, in Ontario, and Koniambo, in New Caledonia, which we expect to advance to the construction stage.

  Of all of our businesses, the nickel unit offers the best opportunity for further near-term expansions. The outlook for the nickel price is good and we have attractive opportunities for growth in mining projects.

        At our Canadian metallurgical operations, we are building on our widely-recognized ability to recycle metal-bearing materials. In South America, we continue to advance the development of our El Pachón, El Morro and West Wall projects towards mine status.

        In our zinc business, we have prepared for a period of continued low prices. For this reason, we have postponed the development of two high-grade zinc reserves, the Perseverance deposit in Quebec and the Lady Loretta deposit in Australia. We will only proceed when market conditions are more receptive and better economic value can be realized from these resources.

        The aluminum business unit is just completing a period of significant investment in primary metal and rolled aluminum production. Our attention is focused on achieving full production and increasing our market share in targeted product segments.

The Changing Industry Dynamics

        The low price environment of the past 24 months has prompted different responses among producers. A number of companies producing copper and nickel have taken high-cost supply out of the market through voluntary cutbacks or permanent closure. Because there is a dearth of new mining projects, this has resulted in a healthier balance of supply and demand for the two metals.

        However, producers for the zinc and aluminum markets have not reacted in a similar manner. Voluntary North American production cutbacks in the zinc supply were offset by the re-starting of operations by some other producers. With aluminum, the market has also been hurt by excessive capacity. Chinese production

NORANDA ANNUAL REPORT 2002    Letter to Shareholders    9

has increased roughly 40% over 2001 and some smelters in the Pacific northwest have restarted operations since the easing of the energy crisis of 2000.

        The high level of economic activity in China has a direct and meaningful impact in all of the markets in which Noranda operates. In order to anticipate and respond to this growing influence, we intend to continue to monitor these developments through various channels, including expanding our existing commercial and industry contacts.

Cash Position

        In 2002, Noranda's net debt position rose by $193 million. In the circumstances of significant capital investment and low prices for our products, this increase was expected. During the year, we sold 51% of the CEZ refinery in Valleyfield, Quebec, via an income trust for net proceeds of $410 million.

        In the year ahead we are forecasting that capital investments will be lower than in 2002, notwithstanding the significant ongoing investment that Falconbridge will be making in new projects. With lower capital investment requirements and Noranda's improved cash generating capability, we are anticipating that the total debt, after payment of dividends, will decline in 2003.

        Subsequent to year-end, the Company filed a preliminary prospectus providing for the issuance of up to $175 million of preferred shares. In addition, the Company received standby commitments to purchase $300 million of the Company's preferred shares. The preferred share issue and the commitments, combined with Noranda's available credit, position us well financially to meet any refinancings, debt maturities or other cash flow needs.

  There are signs that metal selling prices in 2003 will be better than last year. A continuation of this trend coupled with our improved asset base and cost structure should significantly increase our cash flow and earnings.

Noranda's Common Share Dividend

        We recognize that many shareholders own common shares of Noranda because of the longevity and reliability of its dividend, which has been paid for 70 consecutive years. As Noranda's current management, we do not want to interrupt this record and we are managing the Company with this objective in mind.

Positioned to Deliver

        As we write this message, there are signs that metal selling prices in 2003 will be better than last year. A continuation of this trend coupled with our improved asset base and cost structure should significantly increase our cash flow and earnings. Nevertheless, we can assure you that, regardless of where we are in the price cycle, there will be no let-up in our efforts to create value for shareholders. We have set ambitious targets for ourselves and are committed to doing everything within our control to achieve them.

        We would like to thank our employees for their resolve and dedication in making 2002 a year of many accomplishments for Noranda.

10    NORANDA ANNUAL REPORT 2002    Letter to Shareholders

On behalf of the Board of Directors,

DEREK PANNELL President and Chief Executive Officer February 10, 2003	DAVID KERR Executive Chairman

NORANDA ANNUAL REPORT 2002    Letter to Shareholders    11

Financial Section

Today, Noranda is better positioned than it was a year ago and tangible results of its efforts are visible. As a result of its multiple and wide-ranging improvement measures, the Company has succeeded in reducing its operating costs on a recurring basis.

10%	=	$150 million
increase in metal prices		increase in net earnings ($0.62 per share)

Management's Discussion and Analysis	13
Copper	21
Canadian Copper and Recycling	24
Zinc	27
Nickel	29
Aluminum	31
Management's Responsibility	44
Auditors' Report	45
Consolidated Financial Statements	46
Notes to the Consolidated Financial Statements	49
11-Year Financial Review	80
Mineral Reserves and Resources	82
Shareholder and Corporate Information	88

Management's Discussion and Analysis provides a review of the performance of Noranda Inc. and its wholly-owned subsidiaries ("the Company") and its partially-owned subsidiaries, joint ventures and associated companies (together, "Noranda"). Performance for 2002 is compared with 2001, and issues and risks that can be expected to impact on future operations are discussed. These issues and risks may cause actual results to differ materially from those described in forward-looking statements contained in Management's Discussion and Analysis. Where used, the words "anticipate", "expect", "intend", "should" and similar expressions are intended to identify forward-looking statements.

Management's Discussion and Analysis

Overview

        The year 2002 was a very challenging one for Noranda. For the second year in a row, markets were depressed for all base metals.

        On the revenue side, the depressed metal prices translated into lower sales at Noranda's businesses and, equally important, into lower by-product credits for both base and precious metals, a fact which further affected the profitability of otherwise healthy operations. Moreover, treatment charges for copper fell considerably year-over-year.

        On the cost side, Noranda faced increasing pressures, especially for energy, the renewal of collective agreements and additional pension funding requirements, while sustaining a strike at the Horne copper smelter.

        As a result, Noranda reported a net loss of $110 million before unusual items of $590 million, items which will be reviewed in detail in the report on the consolidated results on page 14.

        This has reinforced Management's determination to continue taking the necessary steps to reposition the Company as a lower cost and more efficient organization, with solid foundations and a significant upside potential when metal markets improve. The first and foremost goal of the Company remains to deliver a 15% return on equity over a complete business cycle. An objective it has not yet been able to achieve.

        As a result, the Company has been pursuing diligently and systematically the rationalization of its five businesses and their respective operations and the widespread implementation of cost-reduction initiatives, and has been focusing on maintaining or enhancing its financial flexibility.

        During the last 18 months, the Company has achieved the following:

Rationalizing Businesses

  •
  Closed or is in the process of restructuring under-performing assets (closed Gaspé copper smelter in Murdochville, Quebec and Warsaw, Kentucky, aluminum wheel plant; converted the Brunswicklead smelter in New Brunswick to an eight-month operation).

  •
  Initiated the shutdown of the Magnola magnesium plant. Detailed discussions with its 20%-partner, the Société générale de financement du Québec, are still ongoing. However, the intent is to stop funding the operating losses and shut the plant in the first quarter of 2003 until market prices return to more economically sustainable levels. This closure removes a large uncertainty from the outlook for the Company and Management estimates that it will result in an improvement in operating income and cash flow of $100 million in its original forecast for 2003.

  •
  Postponed the development of Perseverance zinc mine in Quebec until zinc metal prices and market fundamentals warrant it.

Improving Costs and Production Efficiencies

  •
  Reduced corporate staff by 30% and overall staff by 12% since mid-2001.

  •
  Expanded usage of efficiency and improvement methodology, Six Sigma, to all operations at Falconbridge.

  •
  Reduced the Technology and Exploration functions' budgets by $80 million annually over a three-year period. This was possible because of an already substantial portfolio of advanced development projects.

  •
  Completed the alignment of activities between the Company and its subsidiary, Falconbridge, to share synergies and position both companies for further benefits down the road. These synergies are expected to achieve annual cost savings of $11 million shared between the two companies.

NORANDA ANNUAL REPORT 2002    MD&A    13

Harvesting Benefits of Prior Capital Investments

  •
  Completed a multi-year growth program that will generate increased production in all business segments and will significantly improve the leverage to higher metal prices.

  •
  Initiated start-up of the expanded Altonorte copper smelter and continued ramp-up of the aluminum foil plant in Huntingdon, Tennessee and the Antamina copper/zinc project.

Enhancing Financial Flexibility and Discipline

  •
  Capped the Company's unconsolidated capital investments to strictly-maintenance level of $120 million in 2003 and initiated the use of a rigorous approval review for all major projects and capital investment decisions.

  •
  Created the Noranda Income Fund, which now owns the CEZ facility — considered an under-valued asset by the Company — and sold a 51% interest for net proceeds of $410 million.

  •
  Filed a preliminary prospectus and obtained commitments subsequent to year-end to purchase up to $475 million of Noranda's preferred shares.

  •
  Committed to periodically review asset base to see if there are opportunities for divestitures or other combinations.

  •
  Completed the following financings; US$300 million 10-year debenture, US$250 million 10-year debenture (Falconbridge), extended US$90 million credit facility for five years (Lomas Bayas), renewed US$390 million three-year credit facility (Falconbridge).

Assembling New Management Team and Defining Strategic Direction

  •
  Made significant changes in the composition of senior management team by appointing a new Chief Executive Officer, a new Chief Financial Officer and three new business unit leaders.

  •
  Increased ownership in Falconbridge from 55.5% in 2001 to 59.5% by year-end 2002 and remains committed to increasing this share over time.

  •
  Completed an in-depth strategic planning process by year-end 2002. The main decision was to focus the Company's investments and development efforts primarily on the nickel and copper businesses. These offer the most attractive growth opportunities due to their current and anticipated fundamentals and the quality of the Company's asset base. The other businesses, which have all benefited from recent investment programs, will continue to deliver improved results with their existing asset base.

        Noranda is also exploring avenues to enhance the efficiencies and profitability of the Canadian Copper and Recycling business unit, which includes a variety of mining, smelting, refining and recycling assets. It is reviewing ways to improve all aspects of the business model, from feed supply to the possible use of different technologies and the redefinition of the role of each facility in the treatment process. The objective is to build on the strengths and address the weaknesses of the respective facilities. The Company also sees much potential in the recycling business, which could be the best available option to maintain viable operations at the Horne smelter once the local concentrate feed has been depleted in three to four years.

        Today, Noranda is better positioned than it was a year ago and tangible results of its efforts are visible. As a result of its multiple and wide-ranging improvement measures, the Company has succeeded in reducing its operating costs on a recurring basis. In 2002, cash from operations, before changes in non-cash working capital, increased by $269 million to $513 million despite lower metal prices. It is expected that the impact of these cost-improvement measures will be more apparent in 2003. In addition, the recent completion of the Company's major investment program has significantly increased metal production and therefore leverage to improving metal prices.

        Noranda is well positioned to grow its core copper and nickel businesses. Its copper assets in South America already form a strong business platform. Its large mines are long-life, low-cost and low-risk assets.

14    NORANDA ANNUAL REPORT 2002    MD&A

As well as being easily expandable, they have been developed with solid partners. They fit perfectly into the Company's growth strategy. The integration of mines and metallurgical assets provides unique opportunities to further reduce infrastructure, supply and marketing costs.

        The nickel business also offers attractive opportunities. It has a proven expertise in the exploration, mining, marketing and production of nickel, a metal with fundamentals currently perceived as the most favourable of all of the base metals. The Company still has growth potential for its nickel mining activities in the Sudbury basin. The Raglan mine, in Northern Quebec, was the most recent demonstration of the technical capabilities of the business and also has growth and production expansion opportunities. The Koniambo project, in New Caledonia, has high-grade resources and could be developed using a proven, updated pyrometallurgical technology.

Financial Summary

$ millions	2002	2001
Revenues	6,090	6,152

Cost of operations	2,933	2,910
Purchased raw materials	2,184	2.477
Corporate, general administration, exploration and research	167	201
Other operating costs	17	23
Depreciation, amortization and reclamation	763	619
Magnesium and other restructuring costs, net	777	47
Interest expense, net	163	140
Tax recovery	(250)	(191)
Minority interest	36	18

Net loss	(700)	(92)

Consolidated Results

        Revenues for the year ended December 31, 2002 were positively impacted by the inclusion of a full year of production from the Antamina and Lomas Bayas mines as well as higher sales volumes from both the Company's primary aluminum and foil operations. These increases were offset by the impact of the unionized workers' strike at the Horne smelter, the lower revenues resulting from the sale of 51% of the CEZ refinery in May 2002 ("sale of CEZ"), and lower realized prices for zinc, aluminum and precious group metals.

        Cost of operations of $2.9 billion were relatively unchanged from the previous year as cost increases related to the operation of the Antamina and Lomas Bayas mines and higher production in the aluminum and nickel businesses were offset by cost reductions resulting from the sale of CEZ, the reversal of Noranda's pension asset valuation allowance of approximately $102 million, cost reductions from the Six Sigma program, and the alignment of various activities of the Company and Falconbridge.

        The Company's pension valuation allowance has been fully reversed as at the end of 2002. Depending on a number of variables, including stock market performance, returns on investments and changes to pension plans, the Company's pension expense may be higher in future years.

        The cost of purchased raw materials was lower year-over-year due to lower purchasing requirements caused by the strike at the Horne smelter and the closure of the Gaspé smelter.

        Higher depreciation, amortization and reclamation expenses were recorded during the year as new projects were started up and additional provisions of $48 million were recorded for the reclamation of the Company's shutdown operations.

        Total expenses for corporate and general administration, exploration and research of $167 million is almost 17% lower than in 2001 mainly as a result of the revised focus of the exploration and research programs. The exploration resources are now focused primarily on the most promising projects within the

NORANDA ANNUAL REPORT 2002    MD&A    15

copper and nickel businesses and the research resources are now located closer to the business units that use them and are utilized on a pay-for-service basis.

        Magnesium and other restructuring costs of $777 million include an $811-million write-down of the magnesium plant and restructuring provisions, at various operations, of $64 million offset by the gain of $98 million on the sale of CEZ.

        Net interest expense of $163 million is higher than the $140 million recorded in 2001 as previously capitalized interest, related to the new projects now in operation, began to be expensed in 2002. As a result of the write-down and planned shutdown of the magnesium plant, interest expense previously capitalized against the project will begin to be expensed in 2003.

        Effective January 1, 2002, the Company adopted without restatement of the prior-period comparative financial statements, the new CICA accounting standards for Stock-Based Compensation and Other Stock-Based Payments and the new CICA accounting recommendations on the Impairment of Long-lived Assets. Please refer to Notes 1 and 2 in the Notes to the Consolidated Financial Statements.

Production Volumes

Mine Production1 — metal in concentrate

(tonnes)	Noranda's beneficial interest (%)	2002[2]	2001[2]
Copper
Kidd Creek	57.5	45,434	42,340
Sudbury Division	57.5	31,050	22,858
Collahuasi	25.3	185,014	193,135
Lomas Bayas	57.5	59,304	24,702
Raglan	57.5	6,500	6,915
Antamina	33.75	111,599	27,148
Louvicourt	28.0	19,527	22,479
Other	100	16,174	17,166

Total		474,602	356,743

Noranda Inc.'s share		328,071	217,589

Zinc
Brunswick	100	277,417	303,881
Antamina	33.75	77,876	18,836
Kidd Creek	57.5	104,083	81,670
Louvicourt	28.0	9,004	8,049
Matagami	100	84,792	88,754
Other	100	—	8,101

Total		553,172	509,291

Noranda Inc.'s share		505,517	469,433

Nickel
Sudbury Division	57.5	27,833	25,226
Raglan	57.5	24,636	24,570
Falcondo	49.0	23,303	21,662

Total		75,772	71,458

Noranda Inc.'s share		41,587	37,546

16    NORANDA ANNUAL REPORT 2002    MD&A

Cobalt
Sudbury Division	57.5	690	630
Raglan	57.5	386	318

Total		1,076	948

Noranda Inc.'s share		619	521

Lead
Brunswick	100	76,177	83,127

Noranda Inc.'s share		76,177	83,127

Silver (000 ounces)
Brunswick	100	6,228	7,051
Kidd Creek	57.5	3,671	2,865
Antamina	33.75	2,439	686
Other	100	597	776

Total		12,935	11,378

Noranda Inc.'s share		11,273	9,966

1
All production figures are shown on a 100% basis, with the exception of Collahuasi, which represents Falconbridge's 44% joint-venture interest, Louvicourt, which represents Novicourt's 45% joint-venture interest, and Antamina, which represents Noranda's 33.75% joint-venture interest.

2
The Company's average beneficial interest in Falconbridge was 57.5% in 2002 and 55.0% in 2001. The average beneficial interest in Novicourt was 62.1% in 2002 and 61.4% in 2001.

3
The Company sold the CEZ refinery to the Noranda Income Fund in May 2002. It currently owns 49% of the Fund's outstanding units.

Smelter and Refinery Production1

(tonnes)	Noranda's beneficial interest (%)	2002[2]	2001[2]
Copper smelted
Horne	100	147,020	188,145
Gaspé	100	29,612	108,673
Altonorte	100	147,059	145,991
Sudbury Division	57.5	20,518	17,892
Kidd Creek	57.5	144,094	132,100

Total		488,303	592,801

Noranda Inc.'s share		418,326	525,305

Copper refined
CCR	100	244,252	323,023
Kidd Creek	57.5	146,526	127,824
Nikkelverk	57.5	30,632	26,722
Collahuasi	25.3	26,678	26,180
Lomas Bayas	57.5	59,304	24,702

Total		507,392	528,451

Noranda Inc.'s share		395,531	436,008

NORANDA ANNUAL REPORT 2002    MD&A    17

Zinc refined
CEZ[3]	100	86,984	265,525
Noranda Income Fund[3]	49.0	184,091	—
Kidd Creek	57.5	145,309	140,073

Total		416,384	405,598

Noranda Inc.'s share		260,672	342,565

Nickel smelted
Sudbury Division	57.5	57,854	54,892

Total		57,854	54,892

Noranda Inc.'s share		33,260	30,191

Nickel refined
Nikkelverk	57.5	68,530	68,221
Falcondo	49.0	23,303	21,662

Total		91,833	89,883

Noranda Inc.'s share		50,820	47,680

Cobalt smelted
Sudbury Division	57.5	1,955	1,788

Total		1,955	1,788

Noranda Inc.'s share		1,124	983

Cobalt refined
Nikkelverk	57.5	3,994	3,314

Noranda Inc.'s share		2,296	1,823

Lead refined
Brunswick	100	90,167	98,868

Noranda Inc.'s share		90,167	98,868

Aluminum
Primary operations	100	236,459	220,234

Noranda Inc.'s share		236,459	220,234

Silver refined (000 ounces)
CCR Refinery	100	40,439	42,943

Noranda Inc.'s share		40,439	42,943

Gold refined (000 ounces)
CCR Refinery	100	1,030	1,236

Noranda Inc.'s share		1,030	1,236

18    NORANDA ANNUAL REPORT 2002    MD&A

Metal Sales1

(tonnes)	Noranda's beneficial interest (%)	2002[2]	2001[2]
Copper
CCR	100	271,150	331,592
Kidd Creek	57.5	110,575	105,143
INO[4]	57.5	54,495	34,514
Collahuasi	25.3	45,496	37,476
Lomas Bayas	57.5	60,265	27,415

Total		541,981	536,140

Noranda Inc.'s share		426,851	294,877

Zinc
Kidd Creek	57.5	145,411	141,671
CEZ[3]	100	85,383	260,196
Noranda Income Fund[3]	49.0	187,569	—

Total		418,363	401,867

Noranda Inc.'s share		260,832	338,115

Nickel
INO[4]	57.5	71,153	65,239

Noranda Inc.'s share		40,906	35,881

Ferronickel
Falcondo	49.0	21,446	24,572

Noranda Inc.'s share		12,329	13,515

Cobalt
Nikkelverk	57.5	2,932	2,316

Noranda Inc.'s share		1,686	1,274

Aluminum
Primary operations	100	242,289	223,105

Noranda Inc.'s share		242,289	223,105

Fabricated aluminum
Norandal	100	127,911	112,430

Noranda Inc.'s share		127,911	112,430

Aluminum wheels (000 units)
American Racing Equipment	100	2,547	2,885

Noranda Inc.'s share		2,547	2,885

Lead
Brunswick	100	90,896	99,535

Noranda Inc.'s share		90,896	99,535

NORANDA ANNUAL REPORT 2002    MD&A    19

Gold (000 ounces)
CCR	100	953	1,128

Noranda Inc.'s share		953	1,128

Silver (000 ounces)
CCR	100	41,210	41,291

Total		41,210	41,291

Noranda Inc.'s share		41,210	41,291

Concentrate Sales1

(tonnes)	Noranda's beneficial interest (%)	2002[2]	2001[2]
Copper
Antamina[5]	33.75	113,806	28,739
Collahuasi[5]	25.3	142,028	154,382
Total		255,834	183,121

Noranda Inc.'s share		195,458	113,649

Zinc
Antamina[5]	33.75	71,632	8,983
Brunswick	100	210,487	175,609
Matagami	100	46,463	16,884
Kidd Creek	57.5	3,007	—

Total		331,589	201,476

Noranda Inc.'s share		330,311	201,476

Silver (000 ounces)
Antamina	33.75	2,210	596

Noranda Inc.'s share		2,210	596

Average Realized Prices — (US$ per pound, except as noted)
Copper		0.74	0.73
Copper — Falconbridge		0.72	0.70
Zinc		0.40	0.45
Zinc — Falconbridge		0.39	0.44
Nickel		3.14	2.79
Ferronickel		3.16	2.85
Aluminum		0.65	0.70
Lead		0.23	0.25
Gold — (US$ per ounce)		308.00	272.11
Silver — (US$ per ounce)		4.60	4.40
Silver — Falconbridge — (US$ per ounce)		4.61	4.39

Exchange Rate (US$/Cdn$)		1.57	1.55

1
All sales figures are shown on a 100% basis, with the exception of Collahuasi, which represents Falconbridge's 44% joint-venture interest and Antamina, which represents Noranda's 33.75% joint-venture interest.

2
The Company's average beneficial interest in Falconbridge was 57.5% in 2002 and 55.0% in 2001.

20    NORANDA ANNUAL REPORT 2002    MD&A

3
The Company sold the CEZ refinery to the Noranda Income Fund in May 2002. It currently owns 49% of the Fund's outstanding units.

4
The Integrated Nickel Operations (INO) is comprised of Falconbridge's mines and plants in Sudbury and Raglan, Canada, a refinery in Norway and a significant custom feed business.

5
Sales figures include sales to Noranda Group of Companies.

Quarterly Earnings

	2002					2001
($ millions, except per share amounts)
	1st	2nd	3rd	4th	Year	1st	2nd	3rd	4th	Year
Revenues	1,635	1,668	1,388	1,399	6,090	1,612	1,647	1,457	1,436	6,152

Cost of operations	769	766	699	699	2,933	749	747	727	687	2,910
Purchased raw materials	614	622	538	410	2,184	664	685	588	540	2,477
Corporate and general administration	20	25	20	26	91	20	23	23	20	86
Exploration and research	18	20	25	13	76	24	30	32	29	115
Depreciation, amortization and reclamation	180	199	174	210	763	143	152	160	164	619
Magnesium and other restructuring costs, net	—	(72)	3	846	777	—	(62)	—	109	47
Other operating costs	—	—	9	8	17	—	(1)	(2)	26	23
Interest expense, net	43	44	48	28	163	23	35	31	51	140
Tax expense (recovery)	(21)	4	(51)	(182)	(250)	(40)	(17)	(33)	(101)	(191)
Minority interest	11	18	(7)	14	36	5	27	(9)	(5)	18

Earnings (loss)	1	42	(70)	(673)	(700)	24	28	(60)	(84)	(92)

Earnings (loss) per common share
— basic and diluted	$(0.02)	$0.16	$(0.32)	$(2.84)	$(3.02)	$0.08	$0.09	$(0.27)	$(0.37)	$(0.47)

COPPER

        The Copper business unit includes the Chilean operations of the Collahuasi copper mine (44% owned by Falconbridge), the Lomas Bayas copper mine (100% owned by Falconbridge), the Altonorte copper smelter (100% owned) and the Peruvian Antamina copper/zinc project (33.75% owned).

$ millions	2002	2001
EBITDA*	378	205

Operating income	166	80

Capital investments	251	555
Net assets	3,285	3,212
Production (000 tonnes) — 100% basis except
Collahuasi and Antamina
Copper in concentrates and cathodes	356	245
Zinc in concentrates	78	19
Concentrate processed	452	387
Sulphuric acid	323	230

*
Defined as earnings before interest, taxes, depreciation, amortization, reclamation and restructuring costs. Management believes that most of its shareholders, creditors, other stakeholders and analysts prefer to analyse the Company's results based on this performance measure.

        Operating income in 2002 increased $86 million to $166 million mainly as a result of a full year of operation for both the Antamina and Lomas Bayas mines. The operating results for the mines were adversely affected by low copper and zinc prices, partially offset by lower treatment and refining charges.

NORANDA ANNUAL REPORT 2002    MD&A    21

        Copper concentrate and cathode production increased 45% to 356,000 tonnes as both the Antamina and Lomas Bayas mines were operated for the full year. The increase in mined zinc production to 78,000 tonnes from 19,000 tonnes is also attributed to the full year of operations at the Antamina mine.

        Production of copper in concentrates and cathodes is expected to total 360,000 tonnes in 2003 for the unit. The ramp-up of the expanded Altonorte capacity is forecasted to increase the amount of concentrate processed and sulphuric acid produced by 65% and 103%, respectively, over the 2002 levels.

Collahuasi

        Noranda, through Falconbridge, holds a 44% interest in Compañía Minera Doña Inés de Collahuasi S.C.M., the operator of the Collahuasi mine in northern Chile. Collahuasi mines and mills copper sulphide ores into concentrate and mines and leaches copper oxide ores to produce cathodes.

        The following analysis refers to 44% of Collahuasi's operating and financial results.

$ millions	2002	2001
EBITDA	210	196

Operating income	129	122

Sales — concentrates and cathodes (000 tonnes)	188	192
Production — concentrates and cathodes (000 tonnes)	185	193
Operating cash cost of copper (US$ per lb.)*	$0.39	$0.38

*
Includes all cash production and selling costs, net of by-product credits, but excludes interest, corporate, research, exploration costs and custom feed profits. Continuing costs incurred during shutdowns or strikes are excluded.

        Falconbridge's share of annual copper production totaled 185,000 tonnes, which compared with 193,000 tonnes in 2001. The decrease is a result of the expected decline in ore grade at the Ujina deposit which is expected to continue in 2003.

        During 2002, the implementation of the project to transfer the mining operation from the Ujina to the Rosario orebody, and the expansion of the milling facilities from the present 60,000 tonnes per day to 110,000 tonnes per day proceeded. This project will sustain the production level of the Collahuasi operations by offsetting the impact of declining sulphide ore grades. The targeted completion date of the project is June 2004.

        The December 31, 2002 total proven and probable mineral reserves at Collahuasi totaled 1,839 million tonnes of ore with a total content of 0.92% copper.

22    NORANDA ANNUAL REPORT 2002    MD&A

Lomas Bayas

        Noranda, through Falconbridge, owns 100% of Lomas Bayas. The facility located in Region II, Chile, mines and leaches copper oxide ores to produce cathode.

$ millions	2002	2001*
EBITDA	55	18

Operating income	32	8

Sales of copper cathode (000 tonnes)	60	27
Production of copper cathode (000 tonnes)	59	25
Operating cash cost of copper (US$ per lb.)	$0.45	$0.45
Copper price realized (US$ per lb.)	$0.73	$0.65

*
Five months ended December 31

        Lomas Bayas was purchased in July 2001, and after several operating improvements has achieved design capacity and a competitive operating cost. The mine operated at an average rate of 105,000 tonnes per day during the year. The operating cash cost of producing a pound of copper in 2002 remained constant at the 2001 cost of US$0.45 per pound.

        The December 31, 2002 total proven and probable mineral reserves at Lomas Bayas totaled 397 million tonnes of ore with a total content of 0.32% copper.

Altonorte Smelter

        The Altonorte custom smelter, located in Region II, Chile, processes copper concentrate mostly from local third-party owned mines. The smelter produces copper anodes which are refined mainly at the CCR refinery in Canada and the Codelco Chuquicamata refinery in Chile. The smelter also produces sulphuric acid, which is sold to customers in northern Chile.

$ millions	2002	2001
EBITDA	11	(6)

Operating loss	(23)	(32)

Concentrate processed (000 tonnes)	452	387
Copper anodes produced (000 tonnes)	147	146
Sulphuric acid produced (000 tonnes)	323	230

        The smelter processed over 452,000 tonnes of material in 2002 compared to 387,000 tonnes in 2001 as a result of the recently completed project that expanded the smelter's capacity. The project will also improve environmental performance and lower unit production cost. The project was completed under budget and on time. Operations in 2003 will benefit from all phases of the expansion which were brought into operation gradually over the year.

Antamina

        The Antamina copper and zinc project is located in the mountainous region of central Peru at an elevation of 4,300 metres. The mine has a nominal capacity of 70,000 tonnes per day and processes a complex copper-zinc ore with high contents of silver, molybdenum and bismuth. Antamina is amongst the largest producers of copper and zinc concentrates in the world. The mine's life is estimated to be more than 20 years based on proven and probable mineral reserves.

        Noranda's beneficial interest in Compañía Minera Antamina S.A. (CMA), the project's operating company, is 33.75%. The other beneficial shareholders are BHP Billiton Plc, with 33.75%, Teck Cominco Limited with 22.5%, and Mitsubishi Corporation with 10%.

NORANDA ANNUAL REPORT 2002    MD&A    23

        The following analysis refers to Noranda's 33.75% share of Antamina's operating and financial results.

$ millions	2002	2001*
EBITDA	118	21

Operating income	54	6

Sales
Copper concentrates (000 tonnes)	114	29
Zinc concentrates (000 tonnes)	72	9

Production
Copper concentrates (000 tonnes)	112	27
Zinc concentrates (000 tonnes)	78	19
Operating cash cost of copper (US$ per lb.)	$0.40	$0.48

*
Three months ended December 31

        During the year the mine processed lower-grade zinc ore than was previously planned. This ore is now fully mined out and zinc grades, in 2003, are expected to be in line with the 1.26% stated in the mine's five-year plan.

        By the end of the year, many of the tests required to certify the project's completion had been achieved. Successful completion of the remaining tests required to relieve Noranda from its proportional guarantee of the project's senior debt are expected to be achieved in the second quarter of 2003.

        Antamina's proven and probable reserves at December 31, 2002 were 530 million tonnes with a content of 1.22% copper, 1.01% zinc, 13.7 grams per tonne of silver and 0.03% molybdenum.

CANADIAN COPPER AND RECYCLING

        The Canadian Copper and Recycling business is comprised of the Kidd Creek operations, the Horne smelter, the CCR refinery and the Gaspé copper smelter until its closure in April 2002. These operations are supported by four recycle collection and sampling facilities operated by Micro Metallics and Noranda Sampling in the United States.

        The business processes copper concentrates and secondary material bearing copper and precious metals. Kidd Creek also mines and processes its own copper and zinc ore. Financial results are affected by changes in the U.S. dollar foreign exchange rate, the market rates for smelting and refining charges for processing custom feed material and metal prices. Treatment charges have been at historically low levels in real terms due to a combination of historically low copper metal prices and a shortage of smelter feed resulting from several closures of high-cost mines.

        The business material streams, in order of value, are recycle materials, complex concentrates, and copper mine concentrates. End-of-life electronics and other materials are received at the Micro Metallics and Noranda Sampling facilities where they are processed, sampled then shipped to the Canadian metallurgical operations, mainly Horne and CCR, where the copper and precious metals are recovered.

        The copper anode production from the Horne smelter is subsequently refined at the CCR refinery in Montreal-East, Quebec. CCR produces copper, silver, gold, platinum/palladium concentrate and other related by-products.

        Kidd Creek sells its copper refinery anode slimes to a third party. Noranda acts as commercial agent for the sale of Kidd Creek's refined metal and the procurement of custom smelter feed. The Horne's and Kidd

24    NORANDA ANNUAL REPORT 2002    MD&A

Creek's sulphuric acid production is marketed by NorFalco LLC, the Noranda/Falconbridge sulphuric acid marketing joint venture.

$ millions	2002	2001
EBITDA	19	72

Operating loss	(112)	(120)

Capital investments	143	189
Net assets	1,400	1,335
Sales of copper in metal and concentrate (000 tonnes)	382	437
Sales of zinc in metal and concentrate (000 tonnes)	148	142
Volumes processed (000 tonnes)	1,306	1,595
Benchmark smelting/refining charges (US$ per dmt/US¢ per lb. copper)	68/6.8	75/7.5

        The operating loss of $112 million for 2002 reflects the labour strike at the Horne, the permanent closure of the Gaspé smelter in April 2002, low metal prices and low smelting and refining charges. Also included in the 2002 operating loss were closure costs related to the Gaspé shutdown of $18 million and $4 million of restructuring provisions at CCR. In 2001, the operating loss of $120 million included a $70 million charge related to the decision to close Gaspé.

Kidd Creek
Timmins, Ontario

        Kidd Creek, wholly owned by Falconbridge, is an integrated processing facility engaged in the mining, milling, smelting and refining of its own copper and zinc ores and in the processing of custom feed. The copper refinery has an annual capacity to produce 145,000 tonnes of copper cathode and the zinc plant has the capacity to produce 147,000 tonnes of zinc per year.

$ millions	2002	2001
EBITDA	4	18

Operating loss	(79)	(61)

Sales — copper in metal and concentrate (000 tonnes)	111	105
Sales — zinc in metal and concentrate (000 tonnes)	148	142
Production of copper in concentrate (000 tonnes)	45	42
Production of zinc in concentrate (000 tonnes)	104	82
Production of copper blister (000 tonnes)	144	132
Production of copper cathode (000 tonnes)	147	128
Production of zinc metal (000 tonnes)	145	140
Operating cash cost of copper (US$ per lb.)	$0.62	$0.74

        The operating loss of $79 million in 2002 versus $61 million in 2001 reflects lower metal prices and the impact of higher volumes of custom feed with lower profit margins.

        At December 31, 2002, reserves totaled 23.7 million tonnes grading 2.11% copper and 6.30% zinc. This is a decrease of 1.3 million tonnes after production of 2.2 million tonnes and the addition of approximately 0.9 million tonnes of proven mineral reserves following a re-estimation of stope blocks in the No. 3 mine. The mine life is estimated to be more than 20 years based on current proven and probable mineral reserves and the design processing rate.

        As announced last year, Mine D development was accelerated with $106 million being spent in 2002 (2001 — $106 million) and $217 million to date. Once Mine D is in full production, total Kidd Mine annual ore production is expected to be at the 2.4 million tonne level. Initial production is scheduled to commence in 2004. Total Mine D investment has been estimated at $640 million.

NORANDA ANNUAL REPORT 2002    MD&A    25

Horne Smelter
Rouyn-Noranda, Quebec

        The Horne smelter processes copper concentrates, copper and precious metal-bearing recyclable materials and other complex, high-margin material. The anode production is refined at the CCR refinery. The smelter has an annual throughput capacity of 850,000 tonnes of material.

	2002	2001
Material processed (000 tonnes)
Primary	404	457
Recycle	45	75
Complex	285	309

Total	734	841

Sulphuric acid produced (000 tonnes)	510	591

        During 2002, the smelter treated 10% less primary and complex concentrates and 40% less recyclable material than the previous year largely as a result of the labour strike which commenced in mid-June. Lack of economically-priced recyclable material was also a contributing factor. Since the strike, the smelter has operated at an average of 70% of its normal operating rate with non-union employees.

        The Horne's collective labour agreement expired at the end of February 2002 and in November employees rejected the Company's final offer. Meetings between the Company and Union representatives resumed in February 2003, to review the strategic plan for the smelter including cost cutting measures that will eliminate 125 jobs. The Company estimates that in 2002, the strike had a $25 million negative impact on operating income but a $2 million positive impact on cash flow, despite working capital increases, as a result of lower capital spending.

Gaspé Smelter
Murdochville, Quebec

        The Gaspé smelter processed clean copper concentrates, high-margin complex concentrates and recyclable copper feed. The anode production was refined at the CCR refinery. After conducting a comprehensive study and failing to identify an economically viable option for continuing operations, the smelter was permanently shut in April 2002.

	2002*	2001
Material processed (000 tonnes)
Primary	66	267
Recycle	2	21
Complex	32	39

Total	100	327

Sulphuric acid produced (000 tonnes)	75	220

*
Four months ended April 30

26    NORANDA ANNUAL REPORT 2002    MD&A

CCR Refinery
Montreal-East, Quebec

        The CCR refinery processes anodes from the Horne and Altonorte smelters as well as secondary feed from other third-party sources. It has an annual copper cathode capacity of 360,000 tonnes.

	2002	2001
Production volumes
Copper (000 tonnes)	244	323
Gold (000 ounces)	1,030	1,236
Silver (million ounces)	40	43
Platinum/palladium concentrate (000 ounces)	71	115

        During 2002, production was significantly reduced by the strike at the Horne smelter and the closure of the Gaspé smelter.

        As a result of cost-reduction initiatives, the workforce was reduced by 15% in late 2002.

ZINC

        Noranda's zinc business includes the Brunswick and Matagami mining operations, the Brunswick lead metallurgical operations (lead smelter, lead refinery and silver refinery), General Smelting, the NorFalco sulphuric acid marketing operation, sales offices in Independence, Ohio and Zug, Switzerland, and Noranda's interest in the Noranda Income Fund.

        The mining operations produce zinc, bulk (zinc/lead), lead/silver, and copper concentrates. In 2002, approximately 50% of the zinc concentrates was processed at the CEZ refinery. The bulk concentrates were processed at a number of third-party smelting operations, the lead/silver concentrates were processed at the Brunswick smelter and refineries and the copper concentrate was processed at the Horne smelter and CCR refinery.

$ millions	2002	2001
EBITDA	13	50

Operating income (loss)	9	(60)

Capital investments	7	75
Net assets	559	937
Production of zinc in concentrate (000 tonnes)	362	393
LME price (US$ per lb.)	$0.35	$0.40
Operating cash cost of zinc (US$ per lb.)	$0.33	$0.36

        On May 3, 2002, the Company successfully completed an initial public offering of the Noranda Income Fund ("the Fund") after which the Company's participation in the Fund is 48.97%. The Fund was created to acquire the Company's CEZ refinery. As a result of the transaction, the Company has accounted for its share of the Fund on the equity basis since May. Under a supply agreement with the Fund, Noranda has assumed the responsibility of securing the refinery's annual zinc concentrate feed requirements for a 15-year period at prevailing market rates less a fixed processing fee of $0.352 per pound.

        Operating income of $9 million compared to a loss of $60 million in 2001. In 2002, lower zinc prices, the reduced income from the sale of the CEZ refinery and the negative impact of the low zinc price and zinc treatment charges on the fixed price zinc concentrate agreement with the Noranda Income Fund was offset by the gain of $98 million related to the sale of CEZ.

        In 2003, the zinc business expects to increase production to 382,000 tonnes of zinc in concentrate from 362,000 tonnes in 2002.

NORANDA ANNUAL REPORT 2002    MD&A    27

Brunswick Mine
Bathurst, New Brunswick

        The Brunswick mine produces zinc, copper, bulk and lead/silver concentrates. In 2002, approximately one-third of the zinc concentrate shipments was processed at the CEZ refinery while the remainder was shipped to a number of third-party refineries. The copper concentrate was processed at the Company's Horne smelter and CCR refinery. The bulk concentrate was processed at various third-party smelters and the lead/silver concentrate at the Brunswick lead smelter.

	2002	2001
Production volumes
Zinc (metal in concentrates)	277	304
Lead (metal in concentrates)	76	83
Silver (million ounces)	6	7
Operating cash cost of zinc (US$ per lb.)	$0.33	$0.36

        During 2002, mined zinc production decreased by 9% as a result of lower mill throughput, which averaged 9,569 tonnes per day versus 9,850 tonnes per day in 2001 and lower head grades of 9.08% in 2002 versus 9.7% in 2001.

        At December 31, 2002, reserves totaled 21 million tonnes grading 9.12% zinc and 3.64% lead. At an average mining rate of 9,000-10,000 tonnes per day, current reserves should support operations for a further six years.

Brunswick Smelter
Belledune, New Brunswick

        The Brunswick lead smelter, lead refinery and silver refinery process lead/silver concentrates from the Brunswick mine as well as third-party material.

        Beginning in 2003, the facility will be operated on an eight-month seasonal basis with a consecutive four-month shutdown. The smelter will withdraw from custom smelting third-party concentrates but will continue to treat lead concentrate from the Brunswick mine and external sulphate residues. The Company estimates that the revised annual production levels will be 78,000 tonnes of lead and five million ounces of silver doré.

	2002	2001
Production volumes
Lead (000 tonnes)	90	99
Silver doré (million ounces)	12	11

        Lead production was 9% below 2001 levels as a result of a six-week maintenance and market-related shutdown. Silver doré production improved 6% above 2001 levels due to improved operations of the silver refinery.

28    NORANDA ANNUAL REPORT 2002    MD&A

Matagami Mines
Matagami, Quebec

        Matagami Mines currently operates the Bell-Allard mine which produces zinc and copper concentrates. The zinc concentrate is processed at the CEZ refinery and the copper concentrate at the Horne smelter and CCR refinery.

	2002	2001
Production volumes
Zinc (metal in concentrates) (000 tonnes)	85	89
Copper (metal in concentrates) (000 tonnes)	7	9
Operating cash costs of zinc (US$ per lb.)	$0.31	$0.35

        Lower production in 2002 was a consequence of a one-month vacation shutdown which was taken as a result of poor market conditions. Mill throughput averaged 1,997 tonnes per day versus 2,031 tonnes per day in 2001. Head ore grades averaged 13.3% in 2002 versus 13% in 2001.

        At December 31, 2002, reserves totaled 1.5 million tonnes grading 14.33% zinc and 1.17% copper, a level which should support operations through to 2004.

        In 2002, the Company announced that it is postponing the development of its Perseverance zinc deposit located near Matagami in Northern Quebec due mainly to the depressed zinc prices. The Company believes that the economic climate will be more favourable for the development of the mine in the 2005-2006 period and will continue to evaluate the situation periodically.

CEZ Refinery
Valleyfield, Quebec

        The CEZ electrolytic refinery processes concentrates from the Brunswick, Bell Allard, and Antamina mines as well as purchased third-party feed. It has an annual throughput capacity of 550,000 tonnes of zinc concentrate. The CEZ refinery is indirectly owned by the Noranda Income Fund. Noranda currently owns 48.97% of the Noranda Income Fund.

	2002	2001
Production volumes
Refined zinc (000 tonnes)	271	266
Sulphuric acid (000 tonnes)	398	431

        For a sixth consecutive year, the refinery set a production record. Refined zinc output for 2002 increased to 271,000 tonnes.

NorFalco
Independence, Ohio

        NorFalco LLC is a joint venture between Noranda and Falconbridge that markets the sulphuric acid production from the two companies. NorFalco is a significant distributor of sulphuric acid in North America with approximately two million tonnes of annual sales.

NICKEL

        The nickel business is comprised of the Falconbridge nickel operations. Falconbridge is the third-largest producer of refined nickel in the world accounting for roughly 8% of world supply in 2002. Operations

NORANDA ANNUAL REPORT 2002    MD&A    29

include mines and plants in Sudbury and Raglan, Canada, a refinery in Kristiansand, Norway, a significant custom feed business and Falcondo, a ferronickel operation in the Dominican Republic.

$ millions	2002	2001
EBITDA	291	196

Operating income	108	35

Capital investments	132	155
Net assets	1,771	1,768
Operating cash cost of nickel (US$ per lb.)
Integrated Nickel Operations	$1.96	$1.52
Falcondo	$2.76	$2.63

Integrated Nickel Operations (INO)

        The INO include mines and plants in Sudbury and Raglan in Canada, a refinery in Kristiansand, Norway and a significant custom feed business.

	2002	2001
Sales
Nickel (000 tonnes)	71	65
Copper (000 tonnes)	55	35
Cobalt (000 tonnes)	3	2

        Sales volumes of base metals increased in 2002 as the 2001 volumes were affected by a strike by the production and maintenance workers at Sudbury Operations. Realized nickel prices in 2002 increased by 13%, copper prices remained the same, and cobalt prices decreased by 27%. Precious metals revenues decreased by $74 million. In 2002, consolidated revenues for the INO increased to $1,088 million from $969 million in 2001.

        The operating cash cost of producing a pound of nickel from the mines in the INO increased by 29% over 2001, as a result of lower by-product credits and higher unit operating costs.

        Ore production at the Sudbury mines was 18% higher than in 2001. Nickel in concentrate production increased from 25,200 tonnes in 2001 to 27,800 tonnes in 2002 as some of the ore tonnage increase was offset by lower ore grades. Nickel in concentrate production in Sudbury in 2003 is planned at 26,500 tonnes.

        At Raglan, nickel in concentrate production in 2002 remained unchanged at 24,600 tonnes. Production of nickel in concentrate in 2003 is planned at 24,500 tonnes as it is expected that the mine will operate at an annual production level of approximately 950,000 tonnes of ore.

        At the Sudbury smelter, nickel in matte production increased from 54,900 tonnes to 57,900 tonnes in 2002. Production records were established for matte production during the fourth quarter. Production of nickel in matte in 2003 is planned at 57,000 tonnes.

        Production of nickel at the refinery in Kristiansand was 68,500 tonnes in 2002, roughly the same as in 2001. Based on planned increases in custom feed deliveries and forecast in mine feeds, production from the Nikkelverk refinery is planned at 72,000 tonnes of refined metal.

        During 2002, a new collective agreement was reached with the production and maintenance workers at Raglan.

        The December 31, 2002 total proven and probable mineral reserves in Sudbury remained essentially unchanged at 17.1 million tonnes despite production of 2.2 million tonnes of ore during 2002. The 2002 production was replaced with an increase in reserves of 1.2 million tonnes at Craig mine due to a lower cut-off grade, the upgrading and discovery of 0.8 million tonnes at Thayer Lindsley Mine and an additional 0.3 million tonnes due to the reinterpretation of 6 Zone at Fraser mine.

30    NORANDA ANNUAL REPORT 2002    MD&A

        Exploration at Sudbury has resulted in the discovery of a new mineral resource, the Nickel Rim South deposit. Surface diamond drilling to-date has defined an inferred resource consisting of 6.3 million tonnes of 1.7% nickel, 3.4% copper, 2.2 grams/tonne platinum, 2.5 grams/tonne palladium and 1.5 grams/tonne gold. A decision concerning an underground exploration program will be made in 2003. Underground drilling at Fraser mine added 0.7 million tonnes grading 1.5% nickel and 0.4% copper in the Fraser Morgan zone. Total inferred mineral resources in Sudbury increased significantly to 22.1 million tonnes with Nickel Rim South and Fraser mine being the main additions.

        In combination with production and other reserve adjustments the December 31, 2002 total proven and probable mineral reserves at Raglan decreased by 1.4 million tonnes in 2002, to 18.1 million tonnes. Exploration in 2002 resulted in the discovery of approximately 250,000 tonnes of probable mineral reserves in two individual lenses at Zone 2 and Katinniq. When added to mining gains and losses, these discoveries replaced part of the annual production of 869,000 tonnes.

Falconbridge Dominicana, C. por A. (Falcondo)

        Located in the Dominican Republic, Falcondo mines, mills, smelts and refines its own nickel laterite ores. Falconbridge owns 85.26% of Falcondo.

	2002	2001
Sales — ferronickel (000 tonnes)	21	25
Production — ferronickel (000 tonnes)	23	22

        Falcondo's operating cash cost per pound of ferronickel increased by 5% in 2002, to US$2.76 per pound due to the increase in oil prices and costs associated with maintenance at the power plant and the electric furnaces.

        Falcondo's planned production rate in 2003 is approximately 27,000 tonnes of nickel in ferronickel compared with 23,300 tonnes in 2002 and 21,700 tonnes in 2001. Production during 2002 and 2001 was reduced largely as a result of planned shutdowns.

        The December 31, 2002 total proven and probable mineral reserves at Falcondo increased by 3.4 million tonnes to 64.1 million tonnes. During the year, only 3.0 million tonnes of ore were mined due to a production shutdown in the early part of the year.

ALUMINUM

        Noranda's aluminum business is comprised of one primary smelter and four foil fabrication plants. The group produces primary aluminum, aluminum foil and light sheet.

$ millions	2002	2001
EBITDA	112	120

Operating income	53	71

Capital investments	65	100
Net assets	1,073	1,111

        Despite higher sales volumes at both the primary plant and foil operations, operating income decreased by $18 million as a result of lower aluminum prices and weakness in the U.S. manufacturing sector which had a negative effect on the demand and prices of value-added production.

NORANDA ANNUAL REPORT 2002    MD&A    31

Primary Operations
New Madrid, Missouri

$ millions	2002	2001
EBITDA	80	87

Operating income	37	51

Sales of primary aluminum (000 tonnes)	242	223
LME price per lb.	$0.61	$0.66
Net cash cost (US$ per lb.)(1)	$0.50	$0.54

(1)
Cash cost, net of metal premiums and value-added margins

        Sales of aluminum from the Primary Operations were up by 8.5% from 2001 levels, due to the additional volumes related to the Single-Piece Anode Project. The net cash operating cost per pound was reduced to $0.50 from $0.54 in 2001, due mainly to the higher volumes, productivity improvements and lower maintenance expenses.

        The plant operated at its expanded annual capacity of 250,000 tonnes during the fourth quarter and production of primary aluminum is forecasted at approximately this level for the year 2003.

        The smelter uses approximately 500 megawatts of power annually. The existing 30-year power contract expires in May 31, 2003. A new contract, subject to final documentation, has been negotiated for a two-year period starting June 1, 2003. The new contract is based on market terms which are currently not as favourable as the existing contract. The new contract, depending on market performance, could increase the plant's annual cost of electricity by $40 million.

        In June of 2002, the employees represented by the United Steel Workers of America, Local 7686, voted in favour of a new five-year collective agreement that came into effect September 1, 2002 at a cost of approximately 3% per year.

Norandal USA, Inc.

        Norandal USA, Inc. ("Norandal") is a leading manufacturer of aluminum foil products in the North American market. Norandal operates four foil plants in the United States including a new highly-automated plant that began operations in 2001.

$ millions	2002	2001
EBITDA	32	33

Operating income	16	20

Sales of aluminum foil (000 tonnes)	128	112

        Sales of foil products increased 14% due to the higher volumes from the continuing ramp-up of the Huntingdon West plant, Quantum Leap project. The Salisbury, Newport and Huntingdon East plants operated at 91%, 96%, and 68% of capacity, respectively.

        Operating income was 20% lower in 2002 mainly as a result of a change in product mix, lower fabricating margins on heavy-gauge product lines and downtime at the new Huntingdon West plant in the 2002 first quarter.

        The new foil plant began operations in 2001, with production of 30,800 tonnes of foil in that year, and 55,800 tonnes in 2002. In 2003, overall shipments are expected to be approximately 40% higher. By 2005, foil shipments are expected to increase to 240,000 tonnes, with unit costs declining by 12%. Norandal is entering new markets for its heavy-gauge foil production such as auto fin stock and lithographic sheet. This new capacity will allow Norandal to increase the quality and volume of its light-gauge and very wide foil product lines which is the highest margin product that it produces. These improvements, together with recently

32    NORANDA ANNUAL REPORT 2002    MD&A

announced shutdowns and cutbacks by other foil producers of older, less efficient capacity, offer opportunities for Norandal in the marketplace.

OTHER INVESTMENTS

American Racing Equipment ("ARE")

$ millions	2002	2001
EBITDA	(18)	(45)

Operating loss	(39)	(94)

Aluminum wheels shipped (000 units)	2,547	2,885

        ARE manufactures aluminum wheels mainly for the after-market through company-owned and independent distribution outlets. One of ARE's main competitive advantages is the American Racing brand, which is a highly recognizable name in the U.S. aluminum wheel after-market.

        As a result of a restructuring of the business over the last 12 months, the operating results improved by $55 million. A key focus of the restructuring has been the withdrawal from the original equipment market as contracts expire. By year-end, the product mix of wheels destined for after-market increased to 66% from 54% of total production. Very competitive conditions for after-market wheels were encountered during the fourth quarter as a glut of discontinued supply, from manufacturers who have closed down operations, reached the market. Several measures were undertaken to react to this change including voluntary plant shutdowns. Consequently, overall production of wheels is estimated to be lower in 2003 at about 2.2 million wheels. However, the number destined for the after-market will increase.

Magnesium

        In January 2003, Noranda announced its plans to rationalize its magnesium business in response to major structural changes which have taken place in the global magnesium industry. The rationalization is expected to improve operating results and cash flow by approximately $100 million from Management's original forecast for 2003. An after-tax charge of $630 million has been reflected in the 2002 year-end financial results.

        In 1997, when the decision to go ahead with the project was made, magnesium offered very attractive growth opportunities, on the premise of its inherent strength-to-weight characteristics and the potential demand in the automobile industry. Since that time, the rapidly increasing, low-cost Chinese production, that now sells below the cash production costs of Western magnesium producers, has depressed prices. Chinese producers now supply over 50% of the world's magnesium compared with virtually no exports in the early 1990s.

        On many levels the Magnola plant has been successful — the new technology that Noranda developed works and produced high-quality magnesium. However, on the basis of the current price and expectations of future trends, both for pure magnesium and alloys, the Company came to the conclusion that continuing to operate the plant in its present form would be uneconomic.

        The shutdown is expected to be completed before the end of the first quarter, and would last for at least one year but could be longer if magnesium prices do not improve. At the time of the announcement, there were about 380 Magnola employees located at the magnesium operations in Danville, Quebec.

        In 2003, a further $28 million after-tax charge related to costs incurred to shut down the plant is expected to be recorded. After the shutdown is complete, the book value of Noranda's magnesium business will be approximately $300 million.

NORANDA ANNUAL REPORT 2002    MD&A    33

PROJECTS UNDER DEVELOPMENT

Altonorte Smelter Expansion, Chile

        The project is a US$170 million expansion of the Altonorte smelter near Antofagasta, Chile. The project will increase the smelter's throughput capacity from 380,000 tonnes of concentrate per year to 820,000 tonnes per year. While some delays and additional costs were incurred in 2002 when acid plant components were damaged during ocean transportation, the project managed to achieve, on schedule, mechanical completion of the acid plant in January 2003. The projected cost of the expansion remains within budget.

Collahuasi Transition Project, Chile (Falconbridge)

        In October 2002, the Board of Directors of Collahuasi approved the expansion of the concentrator from 60,000 tonnes a day to 110,000 tonnes a day. Together with the previously approved transition of the mining operations from the Ujina to the Rosario orebody, which was approved at the end of 2001, the project will compensate for the anticipated decline in ore grade and enable Collahuasi to maintain its copper production at a level similar to those recorded during the first three years of operation. Total project investment is estimated at US$654 million with Falconbridge's 44% share of this cost totaling US$288 million. During 2002, infrastructure for Rosario, such as maintenance workshops, electrical and water distribution systems, offices and the access road were constructed and these facilities have been put into service. At the end of 2002, project progress was 23% and on schedule for completion in June 2004.

Kidd Mine D, Canada (Falconbridge)

        The $640 million development of Mine D will extend the Kidd Creek mine from a depth of 6,800 feet to 10,000 feet, giving access to an additional 10.3 million tonnes of reserves and 14.1 million tonnes of resources. To date, a total of 620 metres of shaft development and 12,700 metres of lateral and vertical development have been completed. Service and auxiliary hoist room construction was completed and installation of hoists commenced. Significant progress was achieved with infrastructure and services construction. At year-end, the total investment in the project was $217 million and the project was close to 40% complete. A project scope and cost audit was initiated late in 2002 and will be completed in early 2003. Production is forecast to commence in 2004.

34    NORANDA ANNUAL REPORT 2002    MD&A

Koniambo Project, New Caledonia (Falconbridge)

        In 1998, Falconbridge entered into a joint-venture agreement with Société Minière du Sud Pacifique S.A. and its controlling shareholder, Société de Financement et d'Investissement de la Province Nord, for the evaluation and development of a 60,000 tonne-per-year nickel in ferronickel mining and smelting complex. The project is based on the Koniambo deposit located in the Northern Province of New Caledonia near the provincial capital of Kone. Falconbridge has a right to earn a 49% interest in the project.

        A work program leading to the production of a Bankable Feasibility Study began in the fourth quarter of 1998. The Pre-Feasibility Study was completed in the second half of 2002 and is currently under review. Further geological drilling has been undertaken in order to delineate a minimum of 10 years of Measured Resources and 15 years of Indicated Resources at a 2.0% nickel cut-off grade. This is expected to be completed by March 2003. The Environmental Impact assessment is expected to be issued by the end of the first quarter of 2003. With measured and indicated resources of 121 million tonnes grading 2.15% nickel, Koniambo represents one of the world's best undeveloped nickel laterite deposits.

        During 2002, US$20 million was spent on the program bringing the total expenditure to date to US$88 million. If the project demonstrates the potential to meet the required 15%-return requirement, it is expected that the Bankable Feasibility Study will begin in the second half of 2003 and be completed by mid-2004. A formal application will be made in 2003 under the French 'Loi Paul' incentive program for investments in overseas territories. Total project cost through to the completion of the Bankable Feasibility Study is expected to be US$123 million.

Managing Projects

        Noranda has taken the following steps to assure the success of its future capital projects:

  •
  Creation of a new projects group dedicated to securing investment performance of major capital projects.

  •
  Continued improvement of Noranda's project evaluation process, based on Six Sigma principles, to incorporate best practices.

  •
  Incorporating additional parameters that are equally important to the overall project enterprise, such as social, business and strategic elements.

  •
  Recognition of investment performance as the primary metric of project success.

  •
  Assigned accountability.

EXPLORATION

        The Noranda and Falconbridge exploration teams have been integrated. The integrated team conducts worldwide exploration on behalf of Noranda and Falconbridge focused on copper, nickel and platinum group metals respectively. The mandate is to discover mineral deposits and delineate inferred and indicated mineral resources. The team targets mineral resources of strategic size with after-tax rates of return on investment of at least 15%, operating costs below the industry midpoint, and in a location with acceptable country risk.

        Grassroots exploration is underway in Canada, Mexico, Brazil, Chile, Argentina, Southern Africa, Australia and Papua New Guinea. Advanced nickel exploration is focused in Sudbury, Ontario and Raglan, Quebec, Canada while advanced copper projects are located in Chile, Argentina and Papua New Guinea. Most projects will be joint-ventured to share cost, spread risk and to increase the level of focused activity.

        A key focus of the copper exploration program is Noranda's El Pachón porphyry copper project located in Argentina, 170 kilometres west of the city of San Juan, three kilometres from the Chilean border. Exploration work by previous owners resulted in the delineation of a significant resource, which is sub-economic at an expected long-term copper price of US$0.90 per pound. The exploration potential for higher-grade zones is good and a drilling program is planned during the first quarter of 2003.

NORANDA ANNUAL REPORT 2002    MD&A    35

        Exploration by Falconbridge at Sudbury, Ontario discovered a new mineral resource, the Nickel Rim South deposit, comprising an inferred resource of 6.3 million tonnes of 1.7% nickel, 3.4% copper, 2.2 grams per tonne platinum, 2.5 grams per tonne palladium and 1.5 grams per tonne gold. This project has entered the review process and a decision on whether or not to proceed with an underground exploration program will be made in 2003.

LIQUIDITY AND FINANCIAL POSITION

        Cash generated from operations, before net changes in non-cash working capital, totaled $513 million in 2002 compared to $244 million in 2001. The increase is primarily the result of higher volumes and lower operating costs.

        At year-end, working capital, excluding cash and short-term indebtedness, decreased slightly to $1,030 million from $1,107 million.

        During 2002, Noranda received net cash proceeds of $410 million from the sale of the CEZ refinery to the Noranda Income Fund.

Capital Expenditures

        Capital expenditures totaled $824 million in 2002 compared to $1,340 million in 2001 as major project spending nears completion.

        Major capital expenditures in 2002 were required for the completion of the expansion of the Altonorte copper smelter, the Kidd Mine D project, the transfer of mining activities at Collahuasi and the magnesium plant.

        Future capital expenditures requirements are expected to decline further notwithstanding the continuing investment in new projects by Falconbridge.

Business ($ millions)	2003F	2002	2001
Nickel	225	132	155
Copper	320	251	555
Zinc	5	7	75
Aluminum	35	65	100
Canadian Copper and Recycling	145	143	189
Magnesium	—	135	133
Other	15	91	133

Total	745	824	1,340

F: forecast

Investments

        During the year further investments were made in Falconbridge. A total of 7,566,520 shares were acquired in 2002, increasing Noranda's ownership to 59.5%. Noranda will continue to increase its ownership in Falconbridge when there is an opportunity to acquire shares in the open market at acceptable prices. Also during the year, the Company paid US$38 million for its portion of the payment to Centromin which related to the purchase of the Antamina property in Peru.

Cash, Liquidity and Financing

        Noranda maintains long-term credit arrangements and relationships with a variety of financial institutions and investors in order to facilitate its ongoing access to domestic and international financial markets to meet its funding requirements. Noranda's future financial requirements related to the projects currently under development and other capital investments will be funded primarily from a combination of

36    NORANDA ANNUAL REPORT 2002    MD&A

existing cash balances, committed bank lines, operating cash flows, new equity issuance, project financing and new borrowings.

        Cash and cash equivalents totaled $463 million at December 31, 2002 compared to $285 million at December 31, 2001.

        Noranda's liquidity is further enhanced by commercial banking facilities. Committed lines of bank credit at December 31, 2002 totaled $1,752 million of which $632 million have been drawn or utilized. These lines of credit are primarily with various Schedule 1 and Schedule 2 Canadian chartered banks and syndicates of U.S. and international banks. These facilities have committed terms ranging up to five years and are unsecured. Those credit facilities are usually renewed on an annual basis to maintain the maturity schedule.

        In October 1999, the Company assisted Compañía Minera Antamina S.A. (CMA), the operating company of the Antamina mine, to obtain project financing commitments totaling US$1,320 million to fund the construction and development of the Antamina project. The Company has provided a guarantee of its 33.75% pro rata share of this senior debt which totaled US$1,250 million at December 31, 2002. The Company's guarantee remains until the project's completion is certified, which is anticipated to occur in 2003.

        Consolidated long-term debt, excluding the amount due in less than one year, amounted to $4,762 million at December 31, 2002, compared to $4,403 million a year earlier. At December 31, 2002, Noranda's consolidated net debt-to-capitalization was 51% compared to 44% at December 31, 2001. The consolidated debt during 2002 increased primarily due to the funding of scheduled capital investments and borrowings to finance the acquisition of additional Falconbridge shares in the public market for $120 million. Excluding partially-owned subsidiaries, the Company's net debt was 51% of its total capitalization at year-end 2002, compared with 42% in 2001.

        In July 2002, the Company filed a supplement to the shelf prospectus filed in February 2001 and issued US$300 million of 10-year Senior Unsecured Notes. The non-redeemable notes, which are scheduled to mature in July 2012, have a coupon rate of 7 1/4%. The issue's net proceeds were used to repay outstanding debt. This issuance, together with the issuance of US$300 million in February 2001, leaves US$200 million available under the US$800 million shelf prospectus which expires in March 2003. Noranda continues to monitor capital markets worldwide, seeking opportunities to diversify its borrowing sources and add to its flexibility in raising debt.

        Subsequent to year-end, the Company filed a preliminary prospectus providing for the issuance of up to 7,000,000 preferred shares at $25.00 per share, for gross proceeds of up to $175 million. These redeemable preferred shares provide for a quarterly cumulative dividend at a rate of 6.5% per annum. In addition, the Company received a standby commitment from Brascan Corporation whereby it may require Brascan, at any time prior to April 30, 2003, to purchase up to 12,000,000 8% preferred shares at a price of $25.00 per share, for gross proceeds of up to $300 million.

        Noranda's long-term debt ratings with the credit rating agencies as at December 31 are noted below:

	2002	2001
• Standard & Poor's	BBB-	BBB-
• Moody's	Baa3	Baa2
• Dominion Bond Rating Service	BBB	BBB (High)

RISKS AND UNCERTAINTIES

        The business of mining and processing of metals is generally subject to a number of risks and hazards, including industrial accidents, labour disputes, unusual or unexpected geological conditions, ground conditions and phenomena such as inclement weather conditions, floods, earthquakes and the handling of hazardous substances and emissions of contaminants. Such occurrences could result in personal injury or death, damage to, or destruction of, mineral properties, processing or production facilities, or the environment, monetary losses and possible legal liability. Although Noranda maintains insurance against risks

NORANDA ANNUAL REPORT 2002    MD&A    37

that are typical in the mining industry, such insurance may not provide adequate coverage under all circumstances.

Foreign Operations

        The Company undertakes exploration or development activities in countries outside of North America, some of which may be considered to be politically or economically unstable. The Company performs ongoing risk analysis, on a country-by-country basis when considering such foreign-based activities, to protect against political, legal, regulatory and economic risks where applicable.

Foreign Exchange

        The majority of Noranda's products are either priced directly in U.S. dollars or, where local currency is received, are indexed to U.S. dollar prices. Approximately 58% of Noranda's assets are based in countries outside of Canada and therefore a portion of operating costs are denominated in the local currency. Consequently Noranda's earnings and cash flows are sensitive to changes in exchange rates. Excluding the impact of Noranda's hedging activities noted below, each Canadian $0.01 change in the annual average Canada/U.S. exchange rate impacts Noranda's after-tax earnings by approximately $11 million and its EBITDA by $19 million. Noranda manages its foreign currency exposure by utilizing spot and forward foreign exchange contracts with its banks as counterparties. The contracts outstanding to hedge a portion of net future U.S. cash flows and the average annual rates of exchange of those contracts at December 31, 2002 are as follows:

  •
  US$410 million at 1.5335, fixing approximately 48% of calculated 2003 net U.S. dollar cash flow

  •
  US$319 million at 1.5485 for 2004

  •
  US$157 million at 1.5022 for 2005 and beyond

Interest Rates

        Approximately 55% of Noranda's December 31, 2002 indebtedness bears interest denominated at floating interest rates. This has been achieved through a combination of bank borrowings, project loans and commercial paper issuance, all denominated at floating rates of interest and a portfolio of interest rate swap agreements with banks designed to change fixed rate interest obligations into floating rate interest obligations. The sensitivity in 2003 of Noranda's annualized cash flow and net after-tax earnings to a 1% per annum fluctuation in interest rates is projected to be $25 million and $15 million, respectively.

Energy Prices

        Noranda's operations and facilities are energy intensive. In 2002, Noranda continued developing and implementing business processes focused on managing energy procurement from global markets and providing operating options for periods of price fluctuations. The operations in Canada, the United States, Chile and Peru address their supply of energy with attention to price, risk and security of supply.

        In the future, it is expected that energy costs will continue to represent a significant percentage of operating costs. Natural gas prices are expected to remain volatile. Long-term, energy markets will be less influenced by near-term trends, such as supply disruptions or political actions, and more by long-term fundamentals, including the availability of energy resources, new developments in electricity markets, technology improvement, and the impact of economic growth on projected energy demand and prices. In the absence of clear guidelines by the Canadian government, Noranda is unable to provide a precise evaluation of the impact of the Kyoto agreement's ratification on its cost structure.

Metal Prices

        The prices of metals that Noranda produces and the level of treatment and refining charges pertaining to its metallurgical operations are the most significant factors influencing cash flow and earnings. Noranda mitigates the risk of changes in metal prices stemming from processing third-party custom feed through its

38    NORANDA ANNUAL REPORT 2002    MD&A

metallurgical operations by entering into various metal price hedging transactions. These transactions are primarily designed to reduce financial risk or exposure to metal price movement and to preserve operating margins on work in process.

        The Company also reduces the overall volatility of its earnings exposure to London Metals Exchange-based selling prices or benchmark treatment and refining charges through:

  •
  diversification into four principal base metals — copper, zinc, aluminum and nickel;

  •
  integration, where possible, of mine output with metallurgical processing facilities;

  •
  the structure and terms of long-term custom concentrate supply agreements;

  •
  targeting higher-margin complex custom concentrate feeds;

  •
  the development of a significant recycling business which is integrated with the primary copper metallurgical business to provide an ongoing feed source of high-margin material for the smelters;

  •
  selling metal production directly to industrial consumers or to higher-margin markets;

  •
  producing value-added alloys, shapes and products; and

  •
  downstream integration of its aluminum business with the aluminum foil fabrication business.

Earnings Sensitivity

        The chart below shows the annualized impact on Noranda's net earnings of a 10% change in metals prices. For example, a 10% change in the 2002 fourth-quarter average copper price ($0.71 per lb.) would affect after-tax earnings by approximately $47 million.

PROJECT RISKS

        In pursuing its goal of improving the return on equity, Noranda has chosen to invest in projects with appropriate returns and with sufficient size to positively influence shareholder value.

        There may be risks associated with some projects due to:

  •
  the magnitude of investment required

  •
  prolonged construction periods

  •
  local or regional political risks

  •
  environmental issues

  •
  market volatility

  •
  the deployment of new technologies

Environment

        Noranda is committed to the principles of sustainable development and an effective environment, safety and health management system, including an internal environment audit program.

NORANDA ANNUAL REPORT 2002    MD&A    39

        At December 31, 2002, Noranda had $372 million in its accounts for future site restoration and closure costs, including $101 million provided in 2002.

        In view of the uncertainties concerning future removal and site restoration costs on Noranda properties, the ultimate costs to Noranda could differ from the amounts estimated. The estimate for this future liability is subject to change based on amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. Future changes, if any, due to their nature and unpredictability, could have a significant impact and would be reflected prospectively as a change in an accounting estimate.

Metal Markets

Copper

        LME prices averaged US$0.71 per pound during 2002 with monthly averages ranging between US$0.67 and US$0.75.

        The widely anticipated economic recovery failed to materialize and, as a result, Western World copper demand grew by less than 2% in 2002. North America, Western Europe and Japan all recorded declines in consumption and had it not been for the strong rebound in various Asian countries, notably Indonesia, Taiwan and South Korea, demand would have fared much worse. China remained the bright spot recording demand growth estimated at 17% in 2002 with total consumption of around 2.5 million tonnes copper, of which close to 1.0 million tonnes came from cathode imports. In addition, the Chinese State Reserve Bureau reportedly purchased 250-300,000 tonnes of copper in 2002 to be held in their strategic reserves.

        Reflecting relatively poor global demand, warehouse stocks climbed further during 2002 ending the year about 150,000 tonnes higher at 1.3 million tonnes. This is below the peak in May of approximately 1.5 million tonnes.

        After opening the year at the US$0.69 level, prices climbed through the first half to peak above US$0.76 in June before succumbing to softer demand during the Northern Hemisphere summer. They began to recover late in the fourth quarter following announcements by various producers that they would maintain previously announced production cutbacks. With these cutbacks and a projected modest recovery in demand, the copper market is expected to swing into deficit in 2003 which should lead to a drawdown in warehouse stocks.

40    NORANDA ANNUAL REPORT 2002    MD&A

Copper Treatment and Refining Charges

        Annual treatment and refining charges for copper concentrates fell during 2002, averaging around US$68.00 per tonne for smelting and US$0.068 per pound for refining.

        Spot treatment terms fell to historically low levels in 2002 on the back of continuing weak copper prices and strong demand from tariff-protected China and India. After starting the year at about the US$50.00 and US$0.05 level, continued aggressive merchant buying drove charges down to reach lows of under US$20.00 per tonne smelting and US$0.02 per pound refining.

        Prevailing spot market terms influenced the negotiations for 2003 deliveries of copper concentrates. Annual charges for 2003 have come off 2002's already low levels with benchmarks being established in the Far East at around the US$58.00 and US$0.058 level.

Zinc

        A modest recovery in demand in 2002 was insufficient to offset metal supply growth. Metal inventories continued to climb, exerting pressure on price levels. LME cash prices averaged US$0.35 per pound for the year compared to US$0.40 in 2001. LME stocks increased 218,000 tonnes during the year to close at 651,000 tonnes.

        Western demand in 2002 increased 1.0%, while global consumption rose by approximately 2.0% due to continued strong growth in China. In North America, demand from the automotive and housing sectors resulted in growth of 1.5%, following a 7.8% drop the previous year. West European demand declined 1.5% as a result of weakness in the German economy.

        Despite global production cutbacks, Western World refined zinc production increased 2.4% for the year. In 2003, metal production should be constrained by limited zinc supply. Closures are expected at European smelters and Chinese metal exports are expected to decline. Metal supply should once again exceed demand

NORANDA ANNUAL REPORT 2002    MD&A    41

but to a lesser extent than the previous two years. As a result, only modest recovery in price levels is anticipated while stocks remain high.

Aluminum

        LME cash prices for 2002 ranged from US$0.58 to $0.65, with an average just over US$0.61 for the year compared to an average of US$0.66 in 2001.

        Aluminum has been a beneficiary of copper's recent recovery, moving in sympathy with the red metal and spurring some fund buying. The continued weakness of the U.S. dollar has also supported the price. These factors allowed prices to recover somewhat in the fourth quarter.

        Fundamentally, much of the aluminum market's attention is focused on China. China increased its smelter production over 40% during 2002, giving it the highest output of any nation. It is definitely expected to be a net exporter through the near and mid-term, but the critical question is how long that status will continue given its high internal growth rate. Numerous smelter expansions and additions have been announced in 2002 although it remains to be seen if all will be developed. Cutbacks and closures of older facilities in the foil industry are bringing discipline to the marketplace in North America.

Nickel

        On the basis of improved fundamentals, the nickel price rose 25% from the end of 2001 to reach US$3.22 per pound at the end of 2002. It was the only metal to have traded near its long-term price average towards the end of 2002.

42    NORANDA ANNUAL REPORT 2002    MD&A

        Refined nickel supply increased by 3.5% mainly as a result of the return to normal output levels for some producers and the continued brownfield ramp-ups. Demand grew a healthy 5.4% on the back of average growth in stainless steel production partly due to the re-stocking of inventories and a tight scrap supply. The positive effects of these two factors more than offset the negative growth of 1.5% in the non-stainless sector. In particular, the high nickel alloy and battery markets were very weak due to not only poor demand but also a destocking of inventory which was required to re-align sales with production. Consequently, the nickel market was finely balanced for the year. In addition, the nickel market received a boost when Russian producer, Norilsk, chose to collaterize 60,000 tonnes of nickel it held in inventory for a period of three years in exchange for a loan agreement. This was viewed as very price supportive by the market. LME stocks ended theyear at 21,990 tonnes, which is seen as quite low by historical standards.

        For 2003, the nickel market is forecast to move into a deficit as nickel demand is expected to outpace supply. Below-trend growth of nickel is expected due to softer economic conditions and an end to the stainless steel restocking cycle. Western World stainless steel production growth will be slightly lower at 4.6%, as production rates moderate, particularly in the U.S., but new expansions slated to come on-line in 2003 will require more nickel units to fill pipeline inventories. The non-stainless steel sectors are forecasted to experience a modest recovery, as many industries are believed to have bottomed in 2002. If economic conditions improve more than anticipated, nickel prices can be expected to respond favourably.

Average Fourth-quarter 2002 Prices Versus 10-Year Prices

        In the fourth quarter, the average selling price for nickel was almost equal to its 10-year average. However, in the case of copper, zinc and aluminum prices remained well below. The effect on Noranda's annualized earnings of a change in the price of a product can be determined by referring to the sensitivity chart on page 39.

NORANDA ANNUAL REPORT 2002    MD&A    43

Management's Responsibility

        The accompanying consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Financial statements are not precise since they include certain amounts based on estimates and judgments. When alternative methods exist, management has chosen those it deems most appropriate in the circumstances in order to ensure that the consolidated financial statements are presented fairly, in all material respects, in accordance with generally accepted accounting principles. The financial information presented elsewhere in the annual report is consistent with that in the consolidated financial statements.

        Noranda maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant and reliable and that Noranda's assets are appropriately accounted for and adequately safeguarded.

        The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting, and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying management's discussion and analysis. The Board carries out this responsibility principally through its Audit Committee.

        The Audit Committee is appointed by the Board, and all of its members are non-management directors. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues, and to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee also reviews the consolidated financial statements, management's discussion and analysis, the external auditors' report, and examines the fees and expenses for audit services, and considers the engagement or reappointment of the external auditors. The Audit Committee reports its findings to the Board for its consideration when approving the consolidated financial statements for issuance to the shareholders. Ernst & Young LLP, the external auditors, have full and free access to the Audit Committee.

Derek Pannell President and Chief Executive Officer	Lars-Eric Johansson Executive Vice-President and Chief Financial Officer

February 10, 2003

44    NORANDA ANNUAL REPORT 2002    Management's Responsibility and Auditors' Report

Auditors' Report

To the Shareholders of Noranda Inc.

        We have audited the consolidated balance sheets of Noranda Inc. as at December 31, 2002 and 2001 and the consolidated statements of loss and retained earnings (deficit) and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

        As described in Notes 1 and 2 to the consolidated financial statements, the Company changed its accounting policies on asset impairments and stock-based compensation effective January 1, 2002.

Chartered Accountants

Toronto, Canada
February 10, 2003
(except for Note 20 which is as of March 4, 2003)

NORANDA ANNUAL REPORT 2002    Management's Responsibility and Auditors' Report    45

Consolidated Balance Sheets

Noranda Inc. (Incorporated under the laws of Ontario)

($ millions) As at December 31	Notes	2002	2001
ASSETS
Current assets
Cash and cash equivalents		$463	$285
Accounts receivable		752	829
Inventories		1,415	1,463

		2,630	2,577
Capital assets	6	8,073	9,208
Investment and other assets	7	408	247
Future tax asset	13	266	109

		$11,377	$12,141

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Bank indebtedness		$39	$5
Accounts and taxes payable		1,137	1,185
Debt due within one year	8	490	512

		1,666	1,702
Long-term debt	8 and 11	4,762	4,403
Future tax liability	13	306	429
Deferred credits	9	579	590
Minority interest in subsidiaries	10	1,136	1,220
Shareholders' equity	11 and 12	2,928	3,797

		$11,377	$12,141

Commitments and contingencies (Notes 14 and 15)

(See accompanying notes)

On behalf of the Board:

Derek Pannell Director	Al Flood Director

46    NORANDA ANNUAL REPORT 2002    Financial Statements

Consolidated Statements of Loss and Retained Earnings (Deficit)

($ millions, except per share amounts) Years ended December 31	Notes	2002	2001
LOSS
Revenues	7	$6,090	$6,152

Operating expenses
Cost of operations		2,933	2,910
Purchased raw materials		2,184	2,477
Corporate and general administration		91	86
Exploration		55	78
Research and development		21	37
Other operating costs		17	23

		5,301	5,611

Operating income before depreciation and restructuring costs		789	541
Depreciation, amortization and reclamation		763	619
Magnesium and other restructuring costs, net	4 and 5	777	47

Operating loss		(751)	(125)
Interest expense, net	8	163	140
Tax recovery	13	(250)	(191)
Minority interest in earnings of subsidiaries		36	18

Net loss		(700)	(92)
Dividends on preferred shares		17	17

Loss attributable to common shares		(717)	(109)

Basic and diluted loss per common share		$(3.02)	$(0.47)

Basic and diluted weighted average number of shares		238,823,521	238,228,411

RETAINED EARNINGS (DEFICIT)
Balance, beginning of year		$896	$1,199
Loss		(700)	(92)
Dividends:
Common		(191)	(191)
Preferred		(17)	(17)
Other		(5)	(3)

Balance, end of year		$(17)	$896

(See accompanying notes)

NORANDA ANNUAL REPORT 2002    Financial Statements    47

Consolidated Statements of Cash Flows

($ millions) Years ended December 31	Notes	2002	2001
CASH REALIZED FROM (USED FOR):
Operations
Loss		$(700)	$(92)
Charges (credits) not affecting cash:
Depreciation and amortization		671	612
Future taxes		(278)	(214)
Minority interest		33	18
Asset impairment	5	811	—
Gain on asset dispositions	4	(98)	(62)
Reclamation provisions		52	2
Pension valuation allowance	17	(102)	(71)
Foreign exchange, restructuring and other		124	51

		513	244
Net change in accounts receivable, inventories and payables		69	157

Cash from operations		582	401

Investment activities
Capital investments		(824)	(1,340)
Cash acquired — Lomas Bayas	3	—	17
Investments and advances		(182)	(26)
Proceeds on dispositions	4	418	261

		(588)	(1,088)

Cash used before financing activities		(6)	(687)

Financing activities
Long-term debt, including current portion
Issued		964	859
Repaid		(576)	(296)
Issue of shares	12	3	2
Dividends paid		(170)	(208)
Exercise of stock options		(3)	—
Issue of shares — minority shareholders, net		12	—
Dividends paid to minority shareholders		(46)	(48)

		184	309

Increase (decrease) in cash and cash equivalents		178	(378)
Cash and cash equivalents, beginning of year		285	663

Cash and cash equivalents, end of year		$463	$285

(See accompanying notes)

48    NORANDA ANNUAL REPORT 2002    Financial Statements

Notes to the Consolidated Financial Statements
 ($ millions except as otherwise indicated) December 31, 2002

1.    Accounting Policies

Basis of Presentation of the Consolidated Financial Statements

        The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles which are in conformity, in all material respects, with United States generally accepted accounting principles, except as described in Note 19. The consolidated financial statements include the accounts of Noranda Inc. (the "Company") and all of its subsidiaries and joint ventures (together, "Noranda"). Long-term investments in companies in which Noranda has significant influence are accounted for on the basis of cost plus equity in undistributed earnings since the dates of investment. The interests of the Company, Falconbridge Limited ("Falconbridge") and Novicourt Inc. ("Novicourt") in their joint ventures are proportionately consolidated. The difference between the cost of the shares of acquired companies and the underlying net book value of the assets is amortized over the estimated economic life of the assets to which the difference is attributed.

Translation of Foreign Currencies

        The accounts of self-sustaining foreign operations are translated using the current rate method, under which all assets and liabilities are translated at the exchange rate prevailing at year-end, and revenues and expenses at average rates of exchange during the year. Gains or losses on translation of these account balances are not included in the consolidated statements of loss, but are deferred and shown as a separate item in shareholders' equity. Gains or losses on foreign currency loans and transactions that are designated as hedges of a net investment in self-sustaining foreign operations are reported in shareholders' equity in the same manner as translation adjustments.

        Foreign-denominated monetary assets and liabilities of Canadian operations and integrated foreign operations are translated at the exchange rates prevailing at the year-end, and revenue and expenses (other than depreciation) at average rates of exchange during the year. Exchange gains and losses arising on the translation of the accounts are included in the consolidated loss. Non-monetary assets and liabilities are translated at historical rates of exchange.

Cash and Cash Equivalents

        Cash and cash equivalents include cash on account, demand deposits and short-term investments with original maturities of three months or less and are stated at cost, which approximates market value.

Product Inventories

        Mining and metallurgical product inventories are valued at the lower of net realizable value and average cost where costs are comprised of direct costs and an allocation of production overheads and depreciation of production related assets. Aluminum and fabricated product inventories are valued at the lower of cost (determined on a first-in, first-out basis, comprised of direct costs and an allocation of production overheads and depreciation of production related assets) and net realizable value. Inventories of operating supplies and raw materials are valued at the lower of average direct acquisition cost and replacement value.

Revenue Recognition

        Revenue from the sale of base metals, aluminum and fabricated products and from by-product materials are recorded at the time of sale, when the rights and obligations of ownership pass to the buyer. Prices used for provisionally priced sales are based on market prices prevailing at the time of shipment and are adjusted based upon market prices until final settlement with customers pursuant to the terms of sales contracts. Price changes for shipments which at year-end are awaiting final pricing could have a material effect on future revenues.

NORANDA ANNUAL REPORT 2002    Notes    49

Financial Instruments

        Noranda enters into interest rate swap agreements to alter the interest characteristics of a portion of its outstanding debt from a fixed to a floating rate basis. These agreements involve the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreement without an exchange of the underlying principal amount. Noranda also enters into interest rate swap agreements that involve the payment of fixed rate amounts in exchange for the receipt of floating rate interest over the life of the agreement. The differential paid or received as a result of interest rate swap agreements is accrued and recognized as an adjustment to interest expense related to the debt.

        Noranda uses forward foreign exchange and option contracts to hedge the effect of exchange rate changes on identifiable foreign currency exposures and futures, and forward and option contracts to hedge the effect of price changes on a portion of the commodities it sells. Gains and losses on these contracts are reported as a component of the related transactions. Gains and losses on early termination of hedging contracts are deferred until the hedged items are recognized in earnings. From time to time, Noranda enters into futures and forward contracts for the purchase or sale of commodities and currencies not related to production. Provisions are made for any estimated unrealized gains and losses on these contracts.

        Noranda also uses cross-currency swap agreements which are used to hedge the interest rate risk and foreign currency exposures related to its U.S. dollar-denominated debt. Gains or losses on these contracts are accounted for in the same manner as the interest rate swap agreements and forward exchange contracts discussed above.

        Noranda formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific firm commitments or forecasted transactions.

        Noranda does not consider the credit risk associated with its financial instruments to be significant. Interest rate swaps, foreign currency contracts and commodity hedge contracts are maintained with high-quality counter-parties, and Noranda does not anticipate that any counter-party will fail to meet its obligations. Noranda does not have significant exposure to any individual customer, and these risks are further managed through an effective credit management program.

Depreciation, Amortization and Reclamation

        Depreciation of property, plant and equipment is based on the estimated service lives of the assets, calculated primarily on a straight-line basis. Preproduction and mine development expenditures are amortized over the estimated life of the mine on the unit-of-production method over proven and probable reserves. Construction in progress will be depreciated once the project is substantially completed. Provisions are made for future site reclamation and closure costs, net of expected recoveries, in a rational and systematic manner by charges to earnings over the expected life of an operation and calculated on a discounted basis. In the case of Noranda's mining operations this is on a unit-of-production basis over proven and probable reserves and in the case of Noranda's other operations on a straight-line basis.

        The estimated site reclamation and closure costs may change materially based on future changes in operations, costs of reclamation and closure activities, regulatory requirements and the outcome of legal proceedings.

Preproduction Costs

        Preproduction costs related to major projects are deferred until the facilities achieve commercial production or are deemed to be uneconomic. These deferred costs are amortized on a unit-of-production method over the estimated useful life of the project or are written off when the project is determined to be uneconomic.

50    NORANDA ANNUAL REPORT 2002    Notes

Asset Valuation

        Effective January 1, 2002, Noranda prospectively adopted the new Canadian Institute of Chartered Accountants ("CICA") accounting recommendations on the impairment of long-lived assets. When the carrying value of a long-lived asset is less than its net recoverable value as determined on an undis-counted basis, an impairment loss is recognized to the extent that its fair value, measured as the discounted cash flows over the life of the asset when quoted market prices are not readily available, is below the asset's carrying value. Prior to January 1, 2002, asset impairments were recorded to the extent that the amount of an asset's carrying value exceeded its net recoverable amount on an undiscounted basis.

Exploration

        Mining exploration expenditures are charged against current earnings unless they relate to properties that have been subjected to sufficient pre-feasibility work that indicates future mine production is reasonably certain. Gains on the sale of mining exploration properties or recoveries of costs previously written off are credited against exploration expense.

Income and Production Taxes

        Current taxes are recognized for the estimated income and mining taxes payable for the current year.

        Future tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. Future taxes are measured using the tax rates and laws that will be in effect when the differences are expected to reverse or the losses to be realized.

Interest

        Interest expense is charged to earnings, except for interest that can be identified with a major capital expenditure program, which is capitalized and amortized over the same basis as the underlying asset.

Post-employment Costs

        The cost of retirement benefits and certain post-employment benefits are recognized as the benefits are earned by the employees. Noranda uses the accrued benefit method pro-rated on length of service and management's best estimate assumptions to value its pensions and other retirement benefits. Assets are valued at fair value for the purpose of calculating the expected return on plan assets. Past service costs from plan amendments are amortized on a straight-line basis over the term of the employment contract. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees. Under its defined contribution retirement savings program, Noranda makes payments based on employee earnings and partially matches employee contributions, to a defined maximum. Employees may receive profit sharing credits based on earnings.

        When a defined benefit plan gives rise to an accrued benefit asset, Noranda recognizes a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from the plan asset. Changes in the allowance are included in the determination of pension expense.

Stock-based Compensation Plans

        The Company has stock-based compensation plans, which are described in Note 12. The Company accounts for stock options using the fair value method. Under this method, compensation expense for stock options granted since January 1, 2002 is measured at fair value at the grant date using the Black-Scholes valuation model and recognized over the vesting period of the options granted.

NORANDA ANNUAL REPORT 2002    Notes    51

        The Company also has an employee share savings plan through which employees can purchase shares of the Company at market prices. For each dollar employees contribute to the plan, the Company contributes a prescribed percentage, which is expensed as employee compensation. For the Company's deferred unit plans, a liability is recorded to the extent that the Company's common share price exceeds the notional purchase price of the units. Notional dividends on the units are recorded as a direct charge to retained earnings.

Earnings Per Share

        Earnings per common share has been determined after deducting preferred share dividends and convertible debenture interest and has been based on the weighted-average number of common shares outstanding during the year excluding shares securing employee share purchase loans. Diluted earnings per share is calculated using the treasury stock method to compute the dilutive effect of stock options and convertible debentures.

Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Comparative Consolidated Financial Statements

        The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2002 consolidated financial statements.

2.    Changes in Accounting Policies

Stock-based Compensation

        Effective January 1, 2002, the Company adopted without restatement of the prior-period comparative financial statements, the new CICA accounting standard for Stock-Based Compensation and Other Stock-Based Payments. The impact of adopting the new standard was the recognition in corporate and general administration of compensation costs of $2 for the Company and $4 for the Company's partially-owned subsidiaries. The market growth feature of the Company's stock option plan was removed in June 2002 for all stock options outstanding at that time. As a result, compensation expense is recognized only for stock options granted or otherwise modified subsequent to January 1, 2002.

3.    Acquisition

        On July 26, 2001 the Company's partially-owned subsidiary, Falconbridge, acquired all of the issued and outstanding shares of Compañia Minera Lomas Bayas (Lomas Bayas) and Compañia Minera Boliden Westmin Chile Limitada for cash consideration of $101, representing mainly capital assets net of $162 of assumed debt. The results of operation have been included in the consolidated financial statements from that date.

        On September 28, 2001, the Company acquired the rights to the El Pachón deposit located in central western Argentina for cash consideration of $45 plus another $3 to be paid at the earliest of four years from the acquisition date or making a production decision.

52    NORANDA ANNUAL REPORT 2002    Notes

4.    Restructuring and Asset Disposals

As at December 31	2002	2001
Magnesium impairment (Note 5)	$811	$—
Other restructuring costs	64	109
Gain on sale of CEZ facility	(98)	—
Gain on sale of investment	—	(62)

	$777	$47

Sale of CEZ Processing Facility

        On May 3, 2002, the Company successfully completed an initial public offering of Priority Units of the Noranda Income Fund (the "Fund"). The Fund was created to acquire the Company's CEZ processing facility and ancillary assets located in Salaberry-de-Valleyfield, Quebec. Net cash proceeds of $410 were received and a pre-tax gain of $98 was recognized.

        The Fund is an unincorporated open-ended trust established under the laws of Ontario. The Company's participation in the Fund is 48.97%, comprising 23.97% Priority Units and 25% Ordinary Units.

        Cash distributions on Ordinary Units are subordinate to distributions on Priority Units for 15 years except upon the occurrence of certain events. Each Ordinary Unit is entitled to receive cash distributions on a monthly basis in an amount that is equal to the monthly cash distributions paid to each Priority Unit, provided each Priority Unit is first paid an amount that is equal to the monthly cash distribution of not less than $0.08333 per Priority Unit (the "Base Distribution") before any amount is paid to holders of Ordinary Units. If, notwithstanding the subordination of the Ordinary Units, Distributable Cash is not sufficient to make the Base Distributions on Priority Units in a month, the amount of the deficiency shall not accumulate and will not be paid to holders of Priority Units. If Distributable Cash in a month is not sufficient to make a distribution on the Ordinary Units that is equal to the distribution on the Priority Units, the amount of the deficiency will accumulate and be paid to holders of the Ordinary Units from excess Distributable Cash in a subsequent month. The Company accounts for its share of the Fund on an equity basis.

Other Restructuring Costs

        Pursuant to an announcement by the Company to restructure its operations, a pre-tax charge of $46 (2001 — $39) was recorded as a result of a re-alignment of administrative and corporate functions, employee reductions at CCR and Brunswick smelter operating sites and restructuring provisions at American Racing. Further restructuring costs for 2002 of $18 (2001 — $70) were recorded for the closure of the Gaspé smelter.

NORANDA ANNUAL REPORT 2002    Notes    53

5.    Joint Ventures

        Noranda's share of the assets, liabilities and equity, revenues and expenses and cash flows of its major joint ventures for the years ended December 31, 2002 and 2001 is as follows:

	2002
	Antamina	Magnesium	Louvicourt	Collahuasi	Total
Balance Sheets
Current assets	$150	45	19	224	$438
Capital assets and other	1,073	306	24	1,274	2,677

	$1,223	351	43	1,498	$3,115

Current liabilities	$118	27	3	127	$275
Long-term debt and other	595	40	3	879	1,517
Minority interest in subsidiaries	—	—	14	199	213
Noranda's investment	510	284	23	293	1,110

	$1,223	351	43	1,498	$3,115

Statements of Earnings (Loss)
Sales and other revenues	$261	—	45	387	$693
Expenses	235	669	41	316	1,261
Minority interest	—	—	1	29	30

Noranda's share of earnings (loss)	$26	(669)	3	42	$(598)

Statements of Cash Flows
Cash realized from (used for):
Operations	$106	—	17	199	$322
Investment activities	(85)	(135)	—	(103)	(323)
Financing activities	15	—	—	(30)	(15)

	2001
	Antamina	Magnesium	Louvicourt	Collahuasi	Total
Balance Sheets
Current assets	$111	29	18	161	$319
Capital assets and other	1,117	780	37	1,278	3,212

	$1,228	809	55	1,439	$3,531

Current liabilities	$192	26	4	123	$345
Long-term debt and other	586	7	2	888	1,483
Minority interest in subsidiaries	—	—	20	190	210
Noranda's investment	450	776	29	238	1,493

	$1,228	809	55	1,439	$3,531

Statements of Earnings (Loss)
Sales and other revenues	$52	—	46	366	$464
Expenses	60	—	43	317	420
Minority interest	—	—	1	22	23

Noranda's share of earnings (loss)	$(8)	—	2	27	$21

Statements of Cash Flows
Cash realized from (used for):
Operations	$(2)	—	22	145	$165
Investment activities	(258)	(133)	(1)	(50)	(442)
Financing activities	153	—	—	(61)	92

54    NORANDA ANNUAL REPORT 2002    Notes

        Noranda holds a 33.75% interest in Antamina, a copper/zinc mine project in Peru. The Antamina project achieved commercial production in the fourth quarter of 2001.

        Noranda owns an 80% joint-venture interest in the Magnesium project, a facility for the extraction of magnesium from mining residues in Danville, Quebec. As a result of depressed global magnesium prices due mainly to rapidly increasing low-cost Chinese production that was not expected to change in the near term, the Company recorded an impairment charge in the fourth quarter of 2002 to reduce the carrying value of the Magnesium project by $811 and made the decision in January 2003 to temporarily shut down the Company's Magnesium operation. The impairment charge, included in "Magnesium and other restructuring costs" on the statement of loss, was determined by using the expected present value method.

        The Company holds through its 62.1%-owned subsidiary, Novicourt, a 45% joint-venture interest in the Louvicourt copper/zinc mine in northwestern Quebec.

        Falconbridge holds a 44% interest in Compañia Minera Doña Inés de Collahuasi S.C.M. ("Collahuasi"), a corporation which owns the mining and water rights and other assets relating to the Collahuasi project, and which secured financing, conducts the operations and markets the products of the property.

6.    Capital Assets

As at December 31	2002
	Aluminum	Canadian Copper & Recycling	Copper	Nickel	Zinc	Other	Total
Property, plant and equipment, at cost	$1,859	2,841	2,944	2,566	851	1,078	$12,139
Accumulated depreciation	(929)	(1,685)	(453)	(1,444)	(577)	(656)	(5,744)

	930	1,156	2,491	1,122	274	422	6,395
Deferred preproduction, development and exploration (net)	—	233	439	432	107	181	1,392
Projects under development	—	—	276	—	10	—	286

	$930	1,389	3,206	1,554	391	603	$8,073

As at December 31	2001
	Aluminum	Canadian Copper & Recycling	Copper	Nickel	Zinc	Other	Total
Property, plant and equipment, at cost	$1,837	2,818	2,919	2,514	1,592	663	$12,343
Accumulated depreciation	(902)	(1,702)	(340)	(1,331)	(873)	(526)	(5,674)

	935	1,116	2,579	1,183	719	137	6,669
Deferred preproduction, development and exploration (net)	—	223	479	392	108	73	1,275
Projects under development	—	—	174	—	31	1,059	1,264

	$935	1,339	3,232	1,575	858	1,269	$9,208

NORANDA ANNUAL REPORT 2002    Notes    55

7.    Investments and Other Assets

As at December 31	2002	2001
Deferred pre-development costs	$132	$99
Equity accounted investment — Noranda Income Fund	133	—
Cost accounted investments	19	39
Deposits and other assets	124	109

	$408	$247

        In 2002, the Company recorded in its revenues $17 as its share of earnings in the Noranda Income Fund.

8.    Debt

			Principal repayment schedule as at December 31, 2002
	Interest rates[1]	Total 2002	2003	2004	2005	2006	2007	2008 to 2011	After 2011	Total 2001
Debt of the Company and its wholly-owned subsidiaries:
Notes payable and revolving term loans	3.41%	$481	1	1	178	85	216	—	—	$446
Senior debentures	5.83%	2,053	315	474	316	—	—	474	474	1,911
Liability element of convertible debentures (Note 11)	5.00%	29	—	—	—	—	—	29	—	35

	5.36%	2,563	316	475	494	85	216	503	474	2,392

Debt of partially-owned subsidiaries and joint ventures	4.48%	2,689	174	187	509	534	139	708	438	2,523

Total	4.91%	$5,252	490	662	1,003	619	355	1,211	912	$4,915

Debt due within one year		490								512

Long-term debt		$4,762								$4,403

1
Weighted-average interest rates after swap contracts, as at December 31, 2002.

        a)    During 2002, the Company issued US$300, 7.25% debentures which mature July 15, 2012. These debentures along with the US$300, 8.375% debentures maturing August 15, 2011, were issued under a shelf prospectus which was filed in 2001 and provides for a total issuance of US$800 to expire March 2003. Falconbridge issued US$250, 7.35% debentures maturing June 5, 2012, under a shelf prospectus filed in 2001 that provides for the issuance of up to US$600 to expire November 2003.

        b)    Notes payable and revolving term loans include borrowings under unsecured committed bank lines of credit that are structured to provide the Company with the right to borrow at floating rates and repay these amounts over the next five years. At December 31, 2002, Noranda had utilized $632 (including $154 by Falconbridge, excluding Collahuasi) from its total committed lines of $1,752 (including $656 for Falconbridge, excluding Collahuasi).

        Senior debentures of US$1,300 are direct unsecured obligations of the Company.

        c)    Debt of partially-owned subsidiaries and joint ventures includes US$422, Noranda's 33.75% share of the US$1,250 of borrowings under Antamina's US$1,320 senior credit facilities. These facilities, provided by a consortium of international banks and national import/export credit agencies, have maturity dates ranging from 5.5 to 9.5 years. With the exception of US$186, all of these facilities are insured for political risks or are otherwise guaranteed for political risks by multilateral, national or private sector institutions. These

56    NORANDA ANNUAL REPORT 2002    Notes

facilities are guaranteed by Noranda until specific completion tests are met. Prior to meeting the completion tests, the average interest rate, inclusive of political risk insurance premiums and guarantee fees, ranges from LIBOR +2.4% to approximately LIBOR +4.1%.

        d)    After taking into account current interest rates and credit spreads, the fair value of the debt of the Company at December 31, 2002 was greater than book value by $31 (2001 — $28), and the fair value of the debt of its partially-owned subsidiaries and joint ventures was greater than book value by $76 (2001 — $6).

        e)    Interest rate swap agreements of US$300 (2001 — US$300) have been entered into by the Company, and US$361 (2001 — US$741) by its partially-owned subsidiaries and joint ventures, whereby fixed rates of interest are received and floating rates are paid for terms up to nine years. In addition, interest rate swap agreements of US$479 (2001 — US$397) have been entered into by the Company's partially-owned subsidiaries and joint ventures, whereby fixed rates of interest are paid and floating rates are received for a period up to 9.5 years. As at December 31, 2002, the estimated aggregate fair value of the interest rate swap agreements of the Company and its partially-owned subsidiaries and joint ventures had a mark-to-market value of $37 and $61, respectively (2001 — $87 and $11, respectively).

        A further $640 of the Company's swap agreements outstanding at the end of 2001, where fixed interest rates were swapped to floating rates, were either closed ($400) or expired ($240) during 2002. As of December 31, 2002, a deferred gain of $33 on the closure of the $400 interest rate swap agreements was recorded and will be recognized in earnings over their original remaining term which was to expire July 2004.

Interest, net	2002	2001
Interest on long-term debt	$240	$271
Interest on short-term debt	13	11
Interest income	(20)	(32)

	233	250
Capitalized interest	(70)	(110)

	$163	$140

9.    Deferred Credits

As at December 31	2002			2001
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total
Reclamation and other environmental provisions	$270	102	$372	$248	91	$339
Pension, benefits and other provisions	(91)	298	207	(17)	268	251

	$179	400	$579	$231	359	$590

10.    Minority Interest in Subsidiaries

As at December 31	2002	2001
Preferred shares of subsidiaries	$199	$199
Common equity interests	937	1,021

	$1,136	$1,220

NORANDA ANNUAL REPORT 2002    Notes    57

11.    Convertible Debentures

        The $150 adjustable rate convertible subordinated debentures Series 1, due April 30, 2007, bear interest at a rate which is the greater of 5%, and of 1% plus the percentage that two times the common share dividend paid in the previous six months is of the conversion price. The debentures are convertible at the holder's option into common shares of the Company at a conversion price of $27.55 per common share, on or before the last business day prior to the maturity date of the debentures, or the last business day prior to redemption. The Company has the option of redeeming the debentures, and upon maturity they are redeemable, at the Company's option, for common shares of the Company.

        The Company's convertible debentures contain both debt and equity components. Although under certain conditions the interest portion of the debentures may be settled by issuing common shares, the Company believes it is improbable that those conditions will be met, and has accounted for the present value of the interest portion as a liability. At December 31, 2002, this liability amounted to $29 (2001 — $35). The amount representing the principal has been classified as a component of shareholders' equity and was $121 at December 31, 2002 (2001 — $115).

12.    Shareholders' Equity

Capital Stock

Authorized:

  Preferred shares, an unlimited number
  Common shares, an unlimited number
  Participating shares, an unlimited number

	2002	2001
Issued:
Preferred shares Series F	$81	$81
Preferred shares Series G	219	219
Equity element of convertible debentures (Note 11)	121	115
Common shares	2,442	2,401

	2,863	2,816
Retained earnings (deficit)	(17)	896
Currency translation adjustment	87	90

	2,933	3,802
Share purchase plan	(5)	(5)

	$2,928	$3,797

Preferred Shares Series F

        The Company had 3,246,057 (2001 — 3,246,057) Cumulative, Redeemable Preferred Shares, Series F (the "Series F Preferred Shares") outstanding at December 31, 2002.

        Prior to November 1, 2001, holders of Series F Preferred Shares received a quarterly fixed dividend at a rate of 5.8% of Prime per annum. On November 1, 2001, the Series F Preferred Shares commenced paying a monthly floating dividend based on a dividend rate that fluctuates over time between 50% and 100% of Prime for each month. The dividend rate is adjusted upwards or downwards on a monthly basis by an Adjustment Factor whenever the Calculated Trading Price, being the market price of the Series F Preferred Shares, is $24.875 or less or $25.125 or more, respectively. The Adjustment Factor for a month is based on the Calculated Trading Price of the Series F Preferred Shares for the preceding month. The maximum Adjustment Factor for any month is ±4.00%. The annual floating dividend rate for any month is Prime multiplied by the Designated Percentage for such month (the Adjustment Factor for such month plus the Designated Percentage for the preceding month).

58    NORANDA ANNUAL REPORT 2002    Notes

        Holders of Series F Preferred Shares had the right to convert their shares, effective on November 1, 2001, on a one-for-one basis into Cumulative, Redeemable Preferred Shares, Series G (the "Series G Preferred Shares"). Of the 12,000,000 outstanding Series F Preferred Shares, 8,753,943 were converted into Series G Preferred Shares. Holders will again have the right to convert their shares, on a one-for-one basis into Series G Preferred Shares on November 1, 2006, and every five years thereafter. On November 1, 2001, the Series F Preferred Shares became redeemable, at the option of the Company, at $25.50 per share plus unpaid and accrued dividends.

Preferred Shares Series G

        The Company had 8,753,943 (2001 — 8,753,943) Series G Preferred Shares outstanding at December 31, 2002. These Series G Preferred Shares were issued as a result of the conversion of the same number of Series F Preferred Shares into Series G Preferred Shares on November 1, 2001.

        For each of the five years commencing November 1, 2001, holders of Series G Preferred Shares will receive, as and when declared by the Board of Directors, a quarterly fixed dividend at a rate of 6.10% per annum.

        On November 1, 2006, the Series G Preferred Shares will be redeemable, at the option of the Company, at $25.00 per share plus unpaid and accrued dividends. Subject to certain conditions, holders of Series G Preferred Shares will have the right to convert their shares into Series F Preferred Shares on a one-for-one basis on November 1, 2006 and on November 1 of every fifth year thereafter.

Non-voting Participating Shares

        The authorized and unissued non-voting participating shares participate ratably with the holders of common shares in dividends and distributions of the assets of the Company.

Summary of Common Share Transactions

	Shares (000)	Amount
Common shares, December 31, 2000	238,412	$2,399
Issued under dividend re-investment	72	1
Issued under share purchase plan	100	1

Common shares, December 31, 2001	238,584	$2,401
Issued on exercise of stock options	15	—
Issued under dividend re-investment	2,553	39
Issued under share purchase plan	137	2

Common shares, December 31, 2002	241,289	$2,442

Earnings Per Share

        Earnings per share is determined by dividing net earnings, after deducting preferred share dividends and the equity portion of the convertible debenture interest, by the weighted-average number of common shares outstanding during the year, excluding shares securing employee share purchase loans.

        Diluted loss per share assumes that outstanding dilutive stock options are exercised at the beginning of the period (or at the time of issuance, if later) and the proceeds are used to purchase common stock at the average market price during the period, and that dilutive convertible debentures are converted into common shares at the beginning of the period.

NORANDA ANNUAL REPORT 2002    Notes    59

Share Purchase Plan

        In 1998, 2001 and 2002, loans were issued to executives of the Company for the purchase of common shares under the share purchase plan. The loans are repayable on demand, mature in ten years, and are secured by a pledge of 344,550 common shares at December 31, 2002 (2001 — 314,570). Loans receivable at December 31, 2002 of $5 (2001 — $5) are recorded as a reduction of shareholders' equity, and upon loan repayment there will be a corresponding increase in shareholders' equity.

Stock Options

        The Company has a stock option plan through which options may be granted to directors, officers and employees for the purchase of common shares. Options were granted at prices equal to the five-day average price prior to the grant. Stock options generally have a 10-year term and contain vesting provisions of 20% on the first anniversary following the date of the grant, and a further 20% on each of the four subsequent anniversary dates. Stock options granted from January 1, 2000 to February 28, 2002 have a 10-year term and the same vesting provisions; however, they also contain an accelerated vesting feature specifying that on the first day that the market price of the common shares is 20% greater than the exercise price of the option, the final tranche of unvested options outstanding on that date will immediately vest and be exercisable.

        A summary of the status of the stock option plan and changes during the years is presented below:

	2002		2001
	Options (000)	Weighted-average exercise price	Options (000)	Weighted-average exercise price
Outstanding, beginning of year	7,182	$16.90	5,250	$17.93
Granted	2,211	15.56	2,453	15.16
Exercised through the purchase option feature	(13)	18.25	—	—
Exercised through the market growth option feature	(774)	15.91	(9)	15.00
Cancelled	(15)	15.83	(512)	19.37

Outstanding, end of year	8,591	$16.65	7,182	$16.90

        The following table summarizes information about stock options outstanding at December 31, 2002:

	Options outstanding			Options exercisable
Range of exercise prices	Number (000) outstanding at December 31, 2002	Weighted-average remaining contractual life (years)	Weighted-average exercise price	Number (000) exercisable at December 31, 2002	Weighted-average exercise price
$14.86 to $17.88	7,394	8.6	$15.96	2,881	$16.03
$18.10 to $19.29	689	6.0	19.13	549	19.14
$23.26 to $24.17	508	5.0	23.27	509	23.27

	8,591	8.2	$16.65	3,939	$17.40

Director Deferred Stock Unit Plan

        Under the Deferred Stock Unit (DSU) Plan for the Company's non-employee directors, each eligible director may elect to be paid annual retainer fees and/or meeting attendance fees in DSUs rather than in cash. A DSU is a notional unit, equivalent in value to a common share.

        Deferred stock units are credited with "dividend equivalents" when dividends are paid on the common shares of the Company, and such dividend equivalents are converted into additional units based on the fair market value of common shares on the date credited.

60    NORANDA ANNUAL REPORT 2002    Notes

        Payment of DSUs is not made until such time as the director leaves the Board, and may be in cash or in common shares of the Company purchased on the open market.

        As of December 31, 2002 the total DSUs held by participating directors was 23,988 (2001 — 12,623), the accrual in respect of which is not significant at December 31, 2002 and 2001.

Management Deferred Share Unit Plan (MDSUP)

        Management deferred share units ("Units") may be granted each year at the discretion of the Board to senior executives in lieu of all or part of their annual cash bonus awards. The annual bonus awards would be converted to Units based on a rate set on the award date. The portion of the annual bonus award elected to be received in Units by the executive may, at the discretion of the H.R. Committee, be increased by a factor of up to two times for purposes of calculating the number of Units to be allocated under the MDSUP.

        An executive who holds Units will receive additional Units as dividends are paid on the Common Shares of the Company, on the same basis as if the dividends were reinvested pursuant to the Company's dividend reinvestment plan. The Units will vest over a five-year period and participants will only be allowed to redeem the Units upon cessation of employment.

        The cash value of the Units when redeemed will be equivalent to the market value of an equivalent number of Noranda Common Shares at the time of cessation of employment with the Company.

        As of December 31, 2002, a total of 23,250 Units were held by executives of the Company (2001 — nil), the accrual in respect of which is not significant at December 31, 2002.

Dividend Reinvestment Plan

        Canadian resident shareholders may elect to reinvest their cash dividends from common shares to purchase additional shares. During 2002, 2,552,932 (2001 — 71,670) common shares were issued under the dividend reinvestment plan.

NORANDA ANNUAL REPORT 2002    Notes    61

13.    Income and Production Taxes

        The provision for income and production taxes differs from the amount that would have resulted by applying statutory income tax rates to earnings as described below. The difference arose for the following reasons:

	2002	2001
Loss before the following:
Income and production taxes and minority interest	$(914)	$(265)

Provision based on combined federal and composite provincial tax rate of 39.8% (2001 — 40.1%)	$(364)	$(107)
Increase (decrease) in taxes resulting from:
Resource and depletion allowances	75	7
Royalties and mineral taxes	—	(2)
Rate differences from foreign and manufacturing activities	(13)	(30)
Non-taxable items	(14)	(32)
Capital taxes	26	19
Non-recurring and other	40	(46)

Income and production taxes	$(250)	$(191)

        Consolidated income and production taxes are as follows:

	2002	2001
Current:
Federal and provincial income taxes	$15	$31
Provincial mining taxes	5	5
Foreign taxes	8	(13)

	$28	$23

Future:
Federal and provincial income taxes	$(265)	$(152)
Provincial mining taxes	(5)	(6)
Foreign taxes	(8)	(56)

	$(278)	$(214)

	$(250)	$(191)

62    NORANDA ANNUAL REPORT 2002    Notes

        The components of the future tax asset and future tax liability at December 31, 2002 and 2001 are as follows:

	2002		2001
	Legal entities where		Legal entities where
	assets exceed liabilities	liabilities exceed assets	assets exceed liabilities	liabilities exceed assets
Future tax assets:
Pensions	$17	$18	$3	$35
Post retirement benefits	2	67	2	67
Reclamation provisions	71	35	—	96
Exploration	16	26	—	48
Inventory valuations	4	18	2	12
Non capital losses	166	176	100	200
Research and development	13	17	—	36
Other	104	76	11	129

	$393	$433	$118	$623

Future tax liabilities:
Property plant and equipment	$(63)	$(482)	$(4)	$(653)
Development and preproduction	(16)	(215)	—	(212)
Foreign exchange	(9)	(22)	—	(51)
Post-retirement benefits	(29)	12	—	(54)
Exploration	(3)	—	—	(6)
Other	(7)	(32)	(5)	(76)
	$(127)	$(739)	$(9)	$(1,052)

Net future tax asset (liability)	$266	$(306)	$109	$(429)

        The Company has non-resident subsidiaries that have tax losses of US$290 (2001 — US$142) for which no benefit has been recorded. If the tax benefit had been recorded the amount would have been US$49 (2001 — US$24).

14.    Financial Instruments

        Noranda uses various strategies to manage its market risk, including the use of derivative contracts to limit, offset or reduce the Company's market exposure. Derivative instruments are used to manage well-defined commodity price, foreign exchange and interest rate risks arising from Noranda's primary business activities. The fair values of Noranda's derivative instruments, as summarized later in this note, are based on quoted market prices for similar instruments and on market closing prices at year-end.

A)    Fixed Forward Price Hedges

        Some customers request a fixed sales price instead of the COMEX or London Metal Exchange (LME) average price in the month of shipment. Noranda enters into futures contracts that will allow it to receive the COMEX or LME average price in the month of shipment while customers pay the agreed upon fixed price. Noranda accomplishes this by settling the futures contracts during the month of shipment, which generally results in the realization of the COMEX or LME average price.

        At December 31, 2002, the mark-to-market value of these positions was a loss of $7 (2001 — $12).

NORANDA ANNUAL REPORT 2002    Notes    63

B)    Commodity Hedges

        Noranda purchases metal in concentrate or scrap to be processed eventually into refined metal for sale to customers. The raw material feed is purchased from third parties at prices that are often different from the eventual sale to metal customers, largely due to the timing of processing. To mitigate the price risk resulting from the difference between the timing of purchases and sales, Noranda hedges such transactions. The hedge transactions involve the purchase or sale of over the counter or LME or COMEX exchange traded contracts. In the month that the refined metal is sold, the corresponding commodity hedge position is liquidated at the COMEX or LME average price for the month of sale.

        As at December 31, 2002 the mark-to-market unrealized gain was $6 (2001 — unrealized loss of $2).

C)    Foreign Currency Hedging

        Noranda is a global company that transacts business in many countries and in many currencies. Foreign currency transactions create risks because exchange rates can change between the time agreements are made and the time foreign currencies are actually exchanged. One of the ways Noranda manages these exposures is by entering into forward exchange contracts to buy or sell the same currency as the transaction to lock in or minimize the effects of changes in foreign exchange rates.

        Noranda and its partially-owned subsidiaries have entered into other short-term forward foreign exchange contracts in various other currencies to hedge foreign commitments, whereby it would purchase notional amounts with a Canadian dollar equivalent of $218 (2001 — $99) and have entered into various short-term forward foreign option contracts which, if exercised, would result in the purchase of 165 million Norwegian Kroner (2001 — 75 million). At December 31, 2002, the fair value of these contracts approximated their carrying value, which compares to an unrealized loss of $4 at December 31, 2001.

        Noranda's cost of operations to December 31, 2002, include realized exchange gains from the settlement of foreign currency exchange contracts which hedged foreign currency expenditures and other foreign currency denominated monetary assets and liabilities of $13 (2001 — realized loss of $2).

D)  Hedges of U.S. Dollar-denominated Revenue

        To protect against the reduction in value of forecasted foreign currency cash flows resulting from sales denominated in U.S. dollars, Noranda manages a foreign currency cash flow hedging program. Noranda hedges portions of its forecast U.S. dollar-denominated revenue with forward foreign exchange contracts with its banks. When the Canadian dollar strengthens significantly against the U.S. dollar, the decline in value of future U.S. dollar revenues is offset by gains in the value of the forward currency contracts designated as hedges. Conversely, when the Canadian dollar weakens, the increase in the value of future U.S. dollar revenue is offset by losses in the value of the forward currency contracts.

        As a hedge against a portion of its U.S. dollar-denominated sales, Noranda has entered into the following forward sales contracts to sell U.S. dollars and purchase Canadian dollars.

	2002		2001
	US $	Average Rate	US $	Average Rate
Forward sales
2002	$—	—	$503	1.52
2003	430	1.53	310	1.51
2004	299	1.55	149	1.51
2005 and thereafter	157	1.50	157	1.50

	$886	1.53	$1,119	1.51

64    NORANDA ANNUAL REPORT 2002    Notes

        In addition, Noranda's partially-owned subsidiaries have entered into various short-term option contracts which, if exercised, would result in additional sales of US$125 (2001 — US$105) in 2003. At December 31, 2002, the estimated unrealized loss on these U.S. dollars forward sales contracts was $64 (2001 — $84).

        Noranda's revenues to December 31, 2002 include realized exchange losses from the settlement of various revenue hedge contracts of $28 (2001 — $13).

E)    Hedge of Net Investment in Foreign Operations

        The Company uses forward foreign exchange contracts and foreign-denominated fixed rate debt to protect the value of its investments in its foreign subsidiaries.

        A principal amount of US$955 (2001 — US$731) of the senior debentures of the Company, and a series of short-term foreign exchange contracts resulting in sales of US$570 (2001 — US$708) to purchase Canadian dollars, are designated as hedges against U.S. dollar net assets. The forward foreign exchange components of the cross-currency swap agreements and short-term foreign exchange contracts combined to buy US$345 (2001 — US$469) and sell Canadian dollars, are designated as hedges against U.S. dollar-denominated debt. As at December 31, 2002 the unrealized gain on these contracts was $51 (2001 — $28).

        Foreign-denominated debt of US$1,163 (2001 — US$956), and a series of short-term foreign exchange contracts of US$61 (2001 — US$284) to purchase Canadian dollars, are designated as hedges against U.S. dollar net assets of the partially-owned subsidiaries and joint ventures. As at December 31, 2002, the estimated unrealized loss on these contracts was $1 (2001 — $5).

        The Company has also entered into a series of short-term forward foreign exchange contracts to sell £7 million (2001 — £27 million) and purchase Canadian dollars as a hedge against pounds sterling net assets. At December 31, 2002, the fair value of these contracts approximated their carrying value, which compares to an unrealized loss of $1 at December 31, 2001.

        Derivative financial instruments involve credit and market risk. Credit risk arises from the potential for a counter-party to default on its contractual obligations and is limited to those contracts where the Company would incur a loss in replacing the defaulted transaction. The Company minimizes credit risk through the selection, monitoring and diversification of counter-parties, use of the International Swaps and Derivatives Association (ISDA) documentation and master netting agreements, collateral and other credit mitigation techniques.

15.    Commitments and Contingencies

        a)    As sponsors of the Antamina project, the Company, together with Rio Algom Limited, a wholly-owned subsidiary of BHP Billiton PLC, Teck Cominco Limited and Mitsubishi Corporation, settled with the Peruvian government its commitment to pay 30% of the shortfall between the US$2,520 investment commitment and the actual project expenditure. Antamina paid US$112 in August 2002 to cover the project's spending shortfall of US$372.

        The Company has provided a several guarantee of its 33.75% share of Antamina's senior debt, which amounts to US$422 million at December 31, 2002 (2001 — US$412) (Note 8 (c)).

        b)    From time to time, Noranda is involved in litigation, investigations or proceedings relating to claims arising out of its operations in the ordinary course of business. In the opinion of Noranda's management, these claims and lawsuits in the aggregate will not have a material adverse effect on the consolidated financial statements.

        c)    As a result of the sale of the CEZ processing facility to the Noranda Income Fund (Note 4), the Company entered into a 15-year supply and processing agreement with the Fund. The Company has committed to sell up to 550,000 tonnes of zinc concentrate annually to the refinery (its annual concentrate requirement to operate to its full current capacity) at market rates for the payable metal, less a fixed

NORANDA ANNUAL REPORT 2002    Notes    65

treatment charge initially set at $0.352 per pound of payable zinc metal. The Company has also committed to manage the processing facility through operating and marketing agreements and will act as an agent for the sale of the facility's zinc production for the duration of the supply agreement.

16.    Related-party Transactions

        a)    Noranda has an ownership interest of 48.97% in the Noranda Income Fund ("the Fund") resulting from its initial public offering on May 3, 2002 (Note 4). Noranda has entered into a Supply and Processing Agreement and a Management Service Agreement with the Fund which have contracted Noranda to provide concentrate and services to the Fund on a regular basis (Note 15). Noranda has sold $63 (2001 — nil) of concentrate to the Fund at agreed upon market terms during the period from May 3, 2002 to December 31, 2002. As of December 31, 2002, Noranda has a receivable of $13 (2001 — nil) from the Fund. Noranda has also provided $42 (2001 — nil) of administration, management and operating services to the Fund at their negotiated value. As of December 31, 2002, Noranda has a receivable of $1 (2001 — nil) from the Fund due to the services provided. In addition, Noranda has made purchases of $43 (2001 — nil) of zinc metal and by-products at terms that reflect market rates. Included in accounts payable as at December 31, 2002 is $12 (2001 — nil) of amounts due to the Fund.

        b)    Noranda has undertaken a number of transactions with the joint venture for the Antamina project in which Noranda has a 33.75% ownership interest. Included in raw materials costs are purchases of concentrate of $64 (2001 — $22) from the joint venture at their market value. As of December 31, 2002, Noranda has a payable of $3 (2001 — $3) to the joint venture.

        During 2002, Noranda has made purchases of goods of $67 (2001 — $9) and provided services of $1 (2001 — $6) to its affiliates. These transactions were measured at their market value. As of December 31, 2002, Noranda has a payable of $1 (2001 — nil) to its affiliates.

        c)    Noranda has entered into short-term financing transactions with affiliates and associates from time to time at market interest rates. During the year, Noranda has secured revolving credit facilities totaling $100 with an affiliate with an interest rate at Prime. Under the credit agreement, $75 of these facilities is to expire in January 2004 with the remainder maturing January 2006. As of December 31, 2002, Noranda has made no drawdown against the credit facilities.

        d)    During 2002, Noranda and Brascan Energy Marketing Inc. ("BEMI"), a wholly-owned subsidiary of Great Lakes Power Inc., entered in an agreement whereby BEMI contracted to buy and sell natural gas futures contracts. Noranda and BEMI shared equally gains and losses. Brascan Corporation, a significant shareholder of the Company, wholly owns Great Lakes Power Inc. There were no outstanding positions at December 31, 2002. In the year Noranda recognized a net gain of $2.

        e)    Noranda Aluminum Inc. ("Aluminum"), a wholly-owned subsidiary of Noranda Inc., is negotiating a power supply agreement with BEMI. Closing is subject to documentation and is anticipated to occur on or before June 2003, when the existing 30-year power contract with a third-party supplier expires. BEMI would provide Aluminum's New Madrid primary aluminum smelter with up to 500 MWh of electricity annually for a two-year period commencing June 1, 2003. Terms are negotiated based on market prices.

        f)    Included in accounts receivable are loans receivable from officers of the Company in the amount of $5 (2001 — $4), secured by collateral that have a market value of $6 (2001 — $8).

17.    Post-employment Costs

        Noranda has a number of defined benefit plans providing pension, health, dental and life insurance benefits to substantially all employees after one or two years of continuous service. Pension benefits are calculated based upon length of service and either final average earnings or a specific amount per year of service. Hourly employees are generally members of negotiated plans.

66    NORANDA ANNUAL REPORT 2002    Notes

        Defined benefit plan assets consist primarily of cash, equity securities and fixed income securities. The defined benefit plan holds less than 1% of its assets in common shares of Noranda and its related parties.

        Noranda's funding policy is to contribute amounts sufficient to meet minimum funding requirements as set forth by the regulations of the appropriate jurisdictions plus such additional amounts as Noranda may determine to be appropriate.

        The obligation for benefits under these plans is determined through periodic actuarial reports that are based on the following weighted-average assumptions:

	Pension Benefit Plans
	December 31, 2002		December 31, 2001
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures
Discount rate	6.75%	6.75%	6.90%	6.75%
Expected long-term rate of return on plan assets	6.93%	7.00%	7.07%	6.75%
Rate of compensation increase	3.81%	3.50%	3.71%	3.50%
Other Benefit Plans
	December 31, 2002		December 31, 2001
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures
Discount rate	6.75%	6.75%	6.87%	6.75%
Expected long-term rate of return on plan assets	—	—	—	—
Rate of compensation increase	—	—	—	—

        The health care cost trend rate is assumed to start at 9% for 2002 for the Company and 9% for its partially-owned subsidiaries and joint ventures, decreasing to 4% by 2012 for the Company and 4% by 2012 for its partially-owned subsidiaries and joint ventures.

        In 2002, Noranda ratified new collective agreements at one of its operations. Included in this agreement was an increase in the pension plan benefits that amount to 12.5% at the end of three years, as well as provisions for early retirements.

        The funded status of Noranda's post-employment benefit plans and net accrued benefit asset (obligation) are as follows:

	Pension Benefits
	December 31, 2002			December 31, 2001
	Plans where assets exceed benefit obligations	Plans where benefit obligations exceed assets	Net	Plans where assets exceed benefit obligations	Plans where benefit obligations exceed assets	Net
Plans assets	$804	1,068	$1,872	$1,314	782	$2,096
Benefit obligations	705	1,498	2,203	1,105	1,065	2,170

Excess (deficit) of plan assets over benefit obligations	99	(430)	(331)	209	(283)	(74)

Net accrued asset			$248			$132

NORANDA ANNUAL REPORT 2002    Notes    67

	Other Benefit Plans
	December 31, 2002			December 31, 2001
	Plans where assets exceed benefit obligations	Plans where benefit obligations exceed assets	Net	Plans where assets exceed benefit obligations	Plans where benefit obligations exceed assets	Net
Plans assets	$—	26	$26	$12	16	$28
Benefit obligations	—	364	364	8	348	356

Excess (deficit) of plan assets over benefit obligations	—	(338)	(338)	4	(332)	(328)

Net accrued liability			$(323)			$(308)

        The change in the funded status of Noranda's post-employment benefit plans was as follows:

	December 31, 2002
	Pension Benefits			Other Benefit Plans
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total
Change in Benefit Obligation
Obligation at beginning of year	$1,145	1,025	$2,170	$100	256	$356
Current service	21	14	35	6	7	13
Benefits paid	(83)	(74)	(157)	(8)	(18)	(26)
Interest cost on benefit obligation	79	69	148	7	17	24
Plan amendments	5	—	5	—	—	—
Actuarial (gains) losses	19	10	29	(1)	—	(1)
Effect of exchange rate change	(1)	4	3	(1)	(1)	(2)
Increase (decrease) due to curtailment	(20)	(10)	(30)	—	—	—

Obligation at end of year	$1,165	1,038	$2,203	$103	261	$364

Change in Plan Assets
Fair value of assets at beginning of year	$1,269	827	$2,096	$12	16	$28
Employer contributions	13	52	65	3	16	19
Benefits paid	(78)	(70)	(148)	(5)	(18)	(23)
Return on plan assets	(66)	57	(9)	—	1	1
Effect of exchange rate change	(2)	6	4	—	—	—
Transfer (to) from other plans	(24)	(10)	(34)	—	1	1
Actuarial losses	—	(102)	(102)	—	—	—

Fair value assets at end of year	$1,112	760	$1,872	$10	16	$26

Surplus (deficit) status of plan at end of year	$(53)	(278)	$(331)	$(93)	(245)	$(338)
Unamortized:
Past service costs	22	5	27	—	1	1
Net actuarial (gains) losses	295	268	563	(6)	20	14

Accrued benefit asset (liability)	$264	(5)	$259	$(99)	(224)	$(323)
Valuation allowance	—	(11)	(11)	—	—	—

Accrued benefit asset (liability), net of valuation allowance	$264	(16)	$248	$(99)	(224)	$(323)

68    NORANDA ANNUAL REPORT 2002    Notes

	December 31, 2001
	Pension Benefits			Other Benefit Plans
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total
Change in Benefit Obligation
Obligation at beginning of year	$1,071	919	$1,990	$96	227	$323
Current service	28	15	43	4	6	10
Benefits paid	(66)	(74)	(140)	(4)	(16)	(20)
Interest cost on benefit obligation	76	67	143	7	16	23
Plan amendments	18	—	18	1	—	1
Actuarial (gains) losses	14	96	110	(4)	22	18
Effect of exchange rate change	12	2	14	—	1	1
Other	(8)	—	(8)	—	—	—

Obligation at end of year	$1,145	1,025	$2,170	$100	256	$356

Change in Plan Assets
Fair value of assets at beginning of year	$1,368	873	$2,241	$13	15	$28
Employer contributions	14	40	54	2	15	17
Benefits paid	(66)	(70)	(136)	(4)	(16)	(20)
Return on plan assets	(49)	61	12	1	1	2
Effect of exchange rate change	16	1	17	—	—	—
Transfer (to) from other plans	(14)	—	(14)	—	1	1
Other	—	(78)	(78)	—	—	—

Fair value assets at end of year	$1,269	827	$2,096	$12	16	$28

Surplus (deficit) status of plan at end of year	$124	(198)	$(74)	$(88)	(240)	$(328)
Accrued benefit liability
Unamortized:
Past service costs	27	10	37	1	(1)	—
Transitional asset	(2)	—	(2)	—	—	—
Net actuarial (gains) losses	120	164	284	(6)	26	20

Accrued benefit asset (liability)	$269	(24)	$245	$(93)	(215)	$(308)
Valuation allowance	(103)	(10)	(113)	—	—	—

Accrued benefit asset (liability), net of valuation allowance	$166	(34)	$132	$(93)	(215)	$(308)

NORANDA ANNUAL REPORT 2002    Notes    69

        Noranda's post-employment benefit expense included the following components:

	December 31, 2002
	Pension Benefits			Other Benefit Plans
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total
Current Year Expense
Current service	$21	14	$35	$6	9	$15
Interest cost on benefit obligation	79	69	148	7	17	24
Expected return on plan assets	(93)	(57)	(150)	—	(1)	(1)
Amortization of:
Past service costs	19	—	19	—	—	—
Transitional asset	(1)	—	(1)	—	—	—
Net actuarial losses	1	11	12	—	—	—
Loss on recognition of a settlement/curtailment	12	—	12	—	—	—
Valuation allowance	(103)	1	(102)	—	—	—

Defined benefit pension expense	$(65)	38	$(27)	$13	25	$38

        In 2002 Noranda offered its salaried employees the opportunity to switch from the current defined benefit plan to a defined contribution plan. Approximately 41% of salaried employees chose to make the switch with $24 in assets to be allocated to the defined contribution plan. Noranda is expecting regulatory approval for the defined contribution plan in 2003.

        Noranda contributed $3 in payroll expenses to the defined contribution plan in 2002 (2001 — nil).

	December 31, 2001
	Pension Benefits			Other Benefit Plans
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total
Current Year Expense
Current service	$28	15	$43	$4	6	$10
Interest cost on benefit obligation	76	67	143	7	16	23
Expected return on plan assets	(97)	(60)	(157)	(1)	(1)	(2)
Amortization of:
Past service costs	16	—	16	1	—	1
Transitional asset	(2)	—	(2)	—	—	—
Net actuarial (gains) losses	(6)	6	—	—	—	—
Loss on recognition of a settlement/curtailment	3	—	3	—	—	—
Valuation allowance	(70)	—	(70)	—	(1)	(1)

Defined benefit pension expense $	(52)	28	$(24)	$11	20	$31

70    NORANDA ANNUAL REPORT 2002    Notes

	December 31, 2002
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total
Effect of 1% increase in assumed health care cost trend rates
Total of service and interest cost components	$—	3	$3
Post-retirement benefit obligation	4	32	36
Effect of 1% decrease in assumed health care cost trend rates
Total of service and interest cost components	—	(2)	(2)
Post-retirement benefit obligation	(4)	(23)	(27)
	December 31, 2001
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total
Effect of 1% increase in assumed health care cost trend rates
Total of service and interest cost components	$—	2	$2
Post-retirement benefit obligation	4	29	33
Effect of 1% decrease in assumed health care cost trend rates
Total of service and interest cost components	—	(2)	(2)
Post-retirement benefit obligation	(3)	(22)	(25)

NORANDA ANNUAL REPORT 2002    Notes    71

18.    Segmented Information

        Noranda has five operating segments: Aluminum, Canadian Copper and Recycling, Copper, Nickel, and Zinc. Inter-segment sales and purchases are made at market prices and trade terms. Operations and identifiable assets by operating and geographic segment are presented below:

(a)    Operating Segments

	Year ended December 31, 2002
	Aluminum	Canadian Copper & Recycling	Copper	Nickel	Zinc	Other	Total
Revenues	$1,039	2,078	1,173	1,322	628	(150)	$6,090

Operating expenses
Cost of operations	541	708	485	765	385	49	2,933
Purchased raw materials	378	1,345	292	229	226	(286)	2,184
Corporate and general administration	—	—	—	—	—	91	91
Exploration	—	3	17	26	4	5	55
Research and development	1	3	1	11	3	2	21
Other operating costs	7	—	—	—	(3)	13	17

	927	2,059	795	1,031	615	(126)	5,301

Operating income (loss) before depreciation and restructuring costs	112	19	378	291	13	(24)	789
Depreciation, amortization and reclamation	59	109	212	183	99	101	763
Magnesium and other restructuring costs, net	—	22	—	—	(95)	850	777

Operating income (loss)	$53	(112)	166	108	9	(975)	$(751)

Interest expense, net							(163)
Tax recovery							250
Minority interest in earnings
of subsidiaries							(36)

Net loss							$(700)

Total assets, excluding cash, cash equivalents and future tax assets	$1,245	2,057	3,580	2,178	806	782	$10,648

Capital investments	$65	143	251	132	7	226	$824

72    NORANDA ANNUAL REPORT 2002    Notes

	Year ended December 31, 2001
	Aluminum	Canadian Copper & Recycling	Copper	Nickel	Zinc	Other	Total
Revenues	$981	2,318	926	1,206	707	14	$6,152

Operating expenses
Cost of operations	509	634	314	758	509	186	2,910
Purchased raw materials	349	1,603	385	204	127	(191)	2,477
Corporate and general administration	—	—	—	—	—	86	86
Exploration	—	2	22	32	14	8	78
Research and development	—	7	—	16	7	7	37
Other operating costs	3	—	—	—	—	20	23

	861	2,246	721	1,010	657	116	5,611

Operating income (loss) before depreciation and restructuring costs	120	72	205	196	50	(102)	541
Depreciation, amortization and reclamation	48	121	125	161	109	55	619
Restructuring costs, net	1	71	—	—	1	(26)	47

Operating income (loss)	$71	(120)	80	35	(60)	(131)	$(125)

Interest expense, net							(140)
Tax recovery							191
Minority interest in earnings of subsidiaries							(18)

Net loss							$(92)

Total assets, excluding cash, cash equivalents and future tax assets	$1,272	2,031	3,562	2,180	1,127	1,575	$11,747

Capital investments	$100	189	555	155	75	266	$1,340

(b)    Geographic Segments

	Revenues		Capital assets
	2002	2001	2002	2001
Canada — Domestic	$1,043	$1,058
— Export	2,022	2,367

Canada	$3,065	$3,425	$3,371	$4,473
United States	1,643	1,668	1,000	1,149
Chile	765	775	2,185	2,027
Peru	226	44	1,081	1,126
Other	391	240	436	433

Total	$6,090	$6,152	$8,073	$9,208

19.    Significant Differences from United States Accounting Principles

        These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Canadian GAAP varies in certain significant respects from the principles and practices generally accepted in the United States ("U.S. GAAP"). The effect of these principal differences on the Company's financial statements is quantified below and described in the accompanying notes.

NORANDA ANNUAL REPORT 2002    Notes    73

Statements of Loss

Years ended December 31	2002	2001
		Restated(h)
Net loss reported under Canadian GAAP	$(700)	$(92)
Adjustments under U.S. GAAP
Capitalized interest on capital projects(b)	(40)	(34)
Amortization of capitalized interest(b)	(7)	(7)
Increase in interest expense(c)	(6)	(6)
Adjustment of certain financial instruments to market(d)	18	55
Start-up costs and exploration(e)	(127)	(154)
Depreciation of start-up costs and exploration(e)	(10)	8
Recognition of asset impairment(f)	413	—
Stock options(g)	(29)	—
Pensions and post-employment benefits(h)	(102)	(69)
Tax effecting of adjustments	(5)	49
Adjustment for tax differences	(6)	1

	$99	$(157)

Net loss reported under U.S. GAAP	$(601)	$(249)

Net loss per share under U.S. GAAP:
Basic and Diluted	$(2.59)	$(1.12)
Retained Earnings (Deficit) under U.S. GAAP
Balance, beginning of year	$745	$1,202
Loss	(601)	(249)
Dividends:
Common	(191)	(191)
Preferred	(17)	(17)

Balance, end of year	$(64)	$745

Statements of Comprehensive Loss

Years ended December 31	2002	2001
		Restated(h)
Net loss reported under U.S. GAAP	$(601)	$(249)
Other comprehensive loss(a):
Foreign currency translation adjustments	(3)	—
Unrealized gains (loss) on long-term investments(i)	—	(11)
Write-off of investment charged to loss(i)	3	—
Derivative financial instruments:(d)
Transitional amount	—	(11)
Net amount reclassified into earnings	33	41
Net changes associated with current period hedging	(10)	(110)
Minimum additional pension liability adjustment(j)	(316)	(63)
Tax effect of adjustments on comprehensive loss	95	51

Other comprehensive loss — U.S. GAAP(a):	$(198)	$(103)

Comprehensive loss — U.S. GAAP(a)	$(799)	$(352)

74    NORANDA ANNUAL REPORT 2002    Notes

        (a)  Comprehensive income is measured in accordance with Statement of Financial Accounting Standards ("FAS") No. 130, "Reporting Comprehensive Income." This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Comprehensive income is comprised of net earnings and other comprehensive income where other comprehensive income ("OCI") is the change in equity during the period that arises from transactions and other events that are related to non-owner sources. The concept of comprehensive income does not exist under Canadian GAAP.

        (b)  Noranda capitalizes interest that can be identified with major projects until the project achieves commercial production. Under U.S. GAAP, interest is capitalized as it arises from indebtedness incurred to finance major projects, either directly or indirectly, until the project is available for its intended use. As a result of the differences in the carrying amount of capital assets under Canadian and U.S. GAAP, there are differences in depreciation expense in subsequent periods.

        (c)  Noranda accounts for the convertible debentures in accordance with their substance and, as such, they are presented in the financial statements in their liability and equity component parts. Under U.S. GAAP, the entire face value of the convertible debentures is treated as debt, with interest expense based on the coupon rate of 5.0%.

        (d)  Under Canadian GAAP, certain financial instruments qualify as a hedge for accounting purposes and therefore gains and losses on these contracts are recognized in revenue at the time the anticipated cashflows are realized. U.S. GAAP, specifically under FAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" and No. 138 "Accounting for Certain Derivative Instruments and Hedging Activities" (together, "FAS 133"), requires a company to recognize all of its derivative instruments, whether designated in hedging relationships or not, on the balance sheet at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. For strategies designated as fair value hedges, the effective portion of the change in the fair value of the derivative is offset by changes in the fair value of its hedged item. For cash flow hedges and hedges of the net investment in self-sustaining operations, the effective portion of the changes in the fair value of the derivative is accumulated in OCI and then is released from OCI and included in income when the hedged item affects earnings. All other derivatives are carried at fair value. FAS 133 establishes certain criteria to be met in order to designate a derivative instrument as a hedge and to deem a hedge as effective.

        The adoption of FAS 133 on January 1, 2001 resulted in a cumulative adjustment to increase pre-taxincome by $31 ($19 after-tax) and a cumulative adjustment to decrease pre-tax OCI by $11 ($7 after-tax).

Fair Value Hedges

        Noranda has chosen to designate its fixed forward price hedges and certain interest rate swaps as fair value hedges. During the year ended December 31, 2002, the Company recognized a net loss of $16 (2001 — $2) related to the ineffective portion of these hedging instruments.

Cash Flow Hedges

        Noranda has chosen to designate its U.S. dollar-denominated revenue hedges as cash flow hedges. No ineffectiveness to these hedging instruments was incurred during 2002 and 2001. At December 31, 2002, the Company expects to reclassify $25 of net losses (2001 — $35) on derivative instruments from accumulated OCI to earnings during the next 12 months according to contract settlement dates.

NORANDA ANNUAL REPORT 2002    Notes    75

Hedges of Foreign Net Assets

        During the year ended December 31, 2002, the Company recognized $22 of net gains (2001 — $203 of net losses), included in the cumulative translation adjustment, related to the forward foreign exchange contracts and foreign-denominated fixed-rate debt.

Other Hedges

        For all other derivative instruments, Noranda has chosen not to designate them as hedging instruments.

        (e)  Under Canadian GAAP, Noranda capitalizes exploration costs when sufficient pre-feasibility work indicates that future mine production is reasonably certain and capitalizes costs incurred during the start-up phase of a project until commercial production commences. Under U.S. GAAP, exploration costs cannot be capitalized until the Company has objective reasonable assurance as to their recovery, generally upon receipt of a bankable feasibility study. Statement of Position 98-5 requires start-up costs to be expensed as incurred. As a result of the differences in the carrying amount of capital assets under Canadian and U.S. GAAP, there are differences in depreciation expense in subsequent periods. Further a difference in depreciation expense arises due to the earlier commencement of depreciation under U.S. GAAP.

        (f)    As a result of differences in the original carrying value of the Magnesium project under Canadian and U.S. GAAP, related to start-up costs, capitalization of interest and depreciation, there is a difference in the amount of the asset impairment charge.

        (g)  Effective January 1, 2002, Noranda prospectively adopted FAS No. 123 "Accounting for Stock-based Compensation" whereby compensation expense for options granted or modified after January 1, 2002 is measured at fair value at the grant date or modification date using the Black-Scholes valuation model and recognized over the remaining vesting period of the options granted or modified.

        Prior to June 30, 2002, Noranda's stock option plan allowed for, at the option of the holder, the exercise of the employee's vested option whereby the difference between the grant price and the market price is paid on exercise by the Company, with no increase in the capital stock issued. Under U.S. GAAP, such a feature requires the mark-to-market obligation to be recognized through the income statement of the Company.

        On June 30, 2002 Noranda's stock option plan was modified to remove the cash settlement feature (Note 2). As a result, under U.S. GAAP additional compensation expense is being recognized over the remaining vesting period of these modified options to the extent that the fair value of the options outstanding on the modification date exceeded the previously recorded compensation expense of these options. Under Canadian GAAP, there is no requirement to account for options that contain a cash settlement feature when the cash settlement feature is removed by June 30, 2002.

        (h)  Under Canadian GAAP, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from the plan asset. Based on discussions of the AICPA SEC Regulations Committee's International Practices Task Force that were held during 2002, the Company understands that U.S. GAAP does not provide for a valuation allowance against pension assets. As a result, a difference between U.S. and Canadian GAAP has been recorded for the effects of recognizing a pension valuation allowance and changes therein under Canadian GAAP. This change has resulted in a restatement of the 2001 comparative amounts that increased opening retained earnings under U.S. GAAP in 2001 by $128 and increased net loss and net loss per share under U.S. GAAP by $49 and $0.21, respectively for the year ended December 31, 2001. Further differences result from the different transition rules and timing of the adoption of the current U.S. and Canadian standards for post-employment costs.

        (i)    U.S. GAAP requires that certain long-term investments not held for trading be recorded at fair value, with unrealized holding gains and losses excluded from the determination of earnings and reported as a separate component of OCI.

76    NORANDA ANNUAL REPORT 2002    Notes

        (j)    U.S. GAAP requires the recognition of a minimum additional pension liability in the amount of the excess of the Company's unfunded accumulated benefits obligation over the recorded pension benefits liability. An offsetting intangible pension asset is recorded equal to the unrecognized prior service costs, with any difference recorded as a reduction in accumulated OCI.

        (k)  U.S. GAAP requires investments in joint ventures to be accounted for under the equity method, while under Canadian GAAP, the accounts of joint ventures are proportionately consolidated. However, under rules promulgated by the Securities and Exchange Commission, a foreign registrant may, subject to the provision of additional information, continue to follow proportionate consolidation for the purposes of registration and other filings notwithstanding the departure from U.S. GAAP. Consequently, the consolidated balance sheets have not been adjusted to restate the accounting for joint ventures under U.S. GAAP. Additional information concerning the Company's interests in joint ventures is presented in Note 5.

        (l)    U.S. GAAP does not permit the disclosure of the subtotals of operating income before depreciation and restructuring charges and does not permit the subtotal of cash from operations before net changes in non-cash working capital.

        The following summarizes the adjustments to the Company's balance sheets and cash flow statements in order to conform to United States GAAP.

Balance Sheets

Years ended December 31	2002		2001 Restated(h)
	Canadian GAAP	United States GAAP	Canadian GAAP	United States GAAP
Assets:
Investments and other assets(d)	$408	$541	$247	$380
Capital assets(b)(e)(f)	8,073	7,849	9,208	8,763
Future tax asset	266	299	109	109
Liabilities:
Accounts and taxes payable(d)	1,137	1,311	1,185	1,436
Long-term debt(c)(d)	4,762	5,060	4,403	4,689
Future tax liability	306	163	429	363
Deferred credits(d)(h)	579	986	590	475
Minority interest in subsidiaries	1,136	776	1,220	918
Shareholders' Equity:
Retained earnings (deficit)	(17)	(64)	896	745
Capital stock(g)	2,863	2,892	2,816	2,816
Convertible debentures(c)	121	—	115	—
Currency translation adjustment	87	—	90	—
Accumulated other comprehensive loss	—	(208)	—	(10)

Cash Flow Statements

Years ended December 31	2002		2001
	Canadian GAAP	United States GAAP	Canadian GAAP	United States GAAP
Operating activities	$582	$545	$401	$206
Investment activities(b)(d)(e)	(588)	(743)	(1,088)	(1,028)
Financing activities(c)(d)	184	376	309	444
Cash, beginning of year	285	285	663	663
Cash, end of year	463	463	285	285

NORANDA ANNUAL REPORT 2002    Notes    77

Impending Accounting Changes

Canadian GAAP

        In November 2001, the CICA issued a new Accounting Guideline, "Hedging Relationships" ("AcG No. 13") to provide guidance for applying hedge accounting principles. AcG No. 13's scope is mainly limited to providing rules for determining when hedge accounting can be used. A key feature of the guideline is the need to have documentation of hedging relationships in place in order to achieve hedge accounting. In December 2002, the CICA approved proposed amendments to AcG No. 13 to clarify certain of the requirements in AcG No. 13 and provide additional application guidance. The proposed amendments will be finalized in the first half of 2003 and will be applicable when AcG No. 13 becomes effective for fiscal years beginning on or after July 1, 2003.

        In December 2002, the CICA amended Handbook Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations" ("CICA 3475"). CICA 3475 provides guidance on differentiating between assets held for sale and held for disposal other than by sale and on the presentation of discontinued operations. CICA 3475 applies to disposal activities initiated on or after May 1, 2003.

        Although Noranda is currently reviewing CICA 3475 and AcG No. 13, the impact, if any, of these pronouncements on its consolidated financial statements has not been determined.

U.S. GAAP

        In June 2001, the Financial Accounting Standards Board ("FASB") approved FAS No. 143 "Accounting for Asset Retirement Obligations." The standard requires reporting entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. FAS No. 143 is applicable for years beginning after June 15, 2002.

        During 2002, the FASB issued FAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." FAS No. 146 requires that costs associated with an exit or disposal activity be recognized and measured at fair value in the period in which the liability is incurred. FAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

        In 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires certain guarantees to be recorded at fair value; previously a liability was only recorded when a loss under a guarantee was probable and reasonably estimable. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after Decem-ber 31, 2002.

        In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires that a variable interest entity be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003 and apply to existing variable interest entities in the first fiscal year or interim period beginning after June 15, 2003.

        Although Noranda is currently reviewing FAS 143 and FAS 146 and the recognition and measurement requirements of FIN 45 and 46, the impact, if any, of these pronouncements on its consolidated financial statements as reported under U.S. GAAP, and specifically in the case of FIN 46 the accounting for its investment in Noranda Income Fund, has not been determined.

78    NORANDA ANNUAL REPORT 2002    Notes

20.    Subsequent Events

        Subsequent to December 31, 2002, the Company filed a preliminary prospectus related to the offering of 6,000,000 (7,000,000 if the underwriters' over-allotment option is exercised in full) Cumulative Redeemable Preferred Shares, Series H with a quarterly cumulative dividend at a rate of 6.5% per annum (the "Series H Shares"). The gross proceeds to the Company will be $150 ($175 if the underwriters' over-allotment option is exercised in full). On and after March 31, 2008, the Company may redeem the Series H Shares upon payment of $25.00 plus accrued and unpaid dividends or elect to convert the Series H Shares into common shares based on the then market price of the Company's common shares.

        The Company also entered into an agreement with Brascan Corporation ("Brascan") pursuant to which it may require Brascan, at any time prior to April 30, 2003, to purchase up to 12,000,000 preferred shares (the "Brascan Shares") at a price of $25.00 per share, for gross proceeds of up to $300. The Brascan Shares will have a quarterly cumulative dividend at a rate of 8% per annum which, at the Company's option, may be paid in cash or in common shares of the Company. The Company may, at any time, redeem the Brascan Shares upon cash payment of $25.00 plus all accrued and unpaid dividends. The Company will be required to apply the net proceeds received from any subsequent public issue of its equity securities to redeem any Brascan Shares then outstanding. After five years from the date of issue of the Brascan Shares, the Company may redeem the Brascan Shares with common shares of the Company based on the then market price of such common shares.

NORANDA ANNUAL REPORT 2002    Notes    79

11-Year Financial Review

EARNINGS

$ millions	2002(3)(4)	2001	2000	1999	1998(1)	1997(1)	1996(1)	1995	1994	1993(2)	1992
Revenues	$6,090	6,152	6,957	6,468	6,013	6,407	6,531	9,948	7,471	5,255	8,538

Operating expenses	$6,841	6,277	6,207	6,012	5,931	5,894	5,903	8,524	6,497	5,158	8,004
Interest expense, net	163	140	118	115	105	94	106	158	141	141	373
Taxes (recovery)	(250)	(191)	126	74	(22)	151	206	447	349	(11)	57
Minority interest	36	18	213	81	(2)	97	158	295	151	1	23

	$6,790	6,244	6,664	6,282	6,012	6,236	6,373	9,424	7,138	5,289	8,457

	$(700)	(92)	293	186	1	171	158	524	333	(34)	81
Earnings and gain from discontinued operations	—	—	—	—	657	90	96	—	—	—	—

Earnings (loss)	$(700)	(92)	293	186	658	261	254	524	333	(34)	81

FINANCIAL POSITION
Capital employed
Working capital	$964	875	1,833	1,802	2,608	1,953	2,453	2,881	2,324	1,389	1,732
Capital assets	8,073	9,208	8,184	7,234	6,806	5,519	4,493	6,893	6,046	5,063	8,557
Investments and other assets	408	247	363	388	340	569	432	1,273	1,405	1,856	2,094
Discontinued operations	—	—	—	—	—	6,217	5,484	—	—	—	—

	$9,445	10,330	10,380	9,424	9,754	14,258	12,862	11,047	9,775	8,308	12,383

Financed by
Shareholders' equity	$2,928	3,797	4,094	4,167	4,187	5,049	5,041	4,701	4,167	4,021	4,197
Long-term debt	4,762	4,403	3,821	2,952	3,274	2,786	2,291	3,289	2,859	2,890	4,996
Minority interests in subsidiaries	1,136	1,220	1,266	1,388	1,356	1,357	1,257	1,946	1,809	790	2,051
Deferred credits	619	910	1,199	917	937	684	761	1,111	940	607	1,139
Discontinued operations	—	—	—	—	—	4,382	3,512	—	—	—	—

	$9,445	10,330	10,380	9,424	9,754	14,258	12,862	11,047	9,775	8,308	12,383

(1)
1996, 1997 and 1998 present Nexfor, Canadian Hunter and Norcen as discontinued operations.

(2)
MacMillan Bloedel Limited was sold in February 1993.

(3)
2002 Revenues include the Company's share of earnings from the Noranda Income Fund.

(4)
2002 Operating expenses include Magnesium restructuring charge of $811.

80    NORANDA ANNUAL REPORT 2002    11-Year Financial Review

CASH FLOWS

$ millions	2002	2001	2000	1999	1998(1)	1997(1)	1996(1)	1995	1994	1993(2)	1992
Operations	$582	401	956	872	296	546	973	1,306	900	751	887

Investment activities
Capital investments	$(824)	(1,340)	(1,339)	(1,320)	(1,527)	(1,398)	(971)	(1,122)	(745)	(514)	(845)
Investments and advances	(182)	(9)	(204)	(35)	(70)	(153)	(33)	(414)	(3)	(19)	(115)
Dispositions and other	418	261	210	202	2,143	114	47	506	896	691	312

	$(588)	(1,088)	(1,333)	(1,153)	546	(1,437)	(957)	(1,030)	148	158	(648)

Financing activities
Debt incurred (repaid)	$388	563	577	(34)	291	561	(167)	213	(1,017)	(625)	(145)
Dividends paid	(216)	(256)	(264)	(261)	(306)	(304)	(314)	(331)	(285)	(283)	(345)
Issue of shares, net	12	2	—	7	83	81	209	29	801	73	26
Issue of convertible debentures	—	—	—	—	—	—	—	—	—	75	69

	$184	309	313	(288)	68	338	(272)	(89)	(501)	(760)	(395)

	$178	(378)	(64)	(569)	910	(553)	(256)	187	547	149	(156)

Cash from discontinued operations	—	—	—	—	144	90	90	—	—	—	—
Cash generated (used)	$178	(378)	(64)	(569)	1,054	(463)	(166)	187	547	149	(156)

Cash comprises cash and cash equivalents.

(1)
1996, 1997 and 1998 present Nexfor, Canadian Hunter and Norcen as discontinued operations.

(2)
MacMillan Bloedel Limited was sold in February 1993.

SHARE DATA

$ per share	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992
Common
Earnings (loss)	(3.02)	(0.47)	1.14	0.70	2.68	1.00	1.02	2.26	1.45	(0.41)	0.10
Dividends	0.80	0.80	0.80	0.80	1.00	1.00	1.00	1.00	1.00	1.00	1.00
Book value	10.40	14.19	15.47	15.80	15.91	19.47	19.48	19.34	17.69	16.86	17.39
Market price range:
High	20.62	18.05	20.85	22.10	30.10	33.40	32.10	30.00	27.88	26.13	20.75
Low	13.16	13.50	13.75	15.10	14.90*	22.50	25.25	21.50	22.38	14.88	16.38
Close	14.21	15.00	14.95	19.40	15.25*	24.60	30.55	28.13	26.50	25.88	18.50
Shares outstanding (000)	241,289	238,584	238,412	238,315	238,234	237,379	236,999	231,805	223,392	207,892	188,604
Preferred
Shares outstanding (000)	12,000	12,000	12,000	12,000	12,000	13,291	13,291	1,291	1,316	15,867	32,142

* Prices after the market took into account the distribution of Nexfor and Canadian Hunter.

NORANDA ANNUAL REPORT 2002    11-Year Financial Review    81

Mineral Reserves1,2,3

			Grade
	Noranda Inc.'s Beneficial Interest (%)	Dec. 31, 2002 (000 tonnes)	Copper (%)	Zinc (%)	Nickel (%)	Lead (%)	Silver (g/mt)	Gold (g/mt)	Molyb- denum (%)
Noranda Inc.
Copper Deposits
Antamina[4]
Proven	33.8	287,000	1.28	1.04	—	—	14.2	—	0.03
Probable	33.8	243,000	1.15	0.97	—	—	13.1	—	0.03

Total		530,000	1.22	1.01	—	—	13.7	—	0.03

Zinc Deposits
Brunswick Mine[5]
Proven	100.0	18,710	0.37	9.10	—	3.63	107.8	—	—
Probable	100.0	2,349	0.22	9.24	—	3.70	87.6	—	—

Total		21,059	0.36	9.12	—	3.64	105.6	—	—

Bell Allard Mine
Proven	100.0	1,173	1.21	12.76	—	0.11	38.3	0.57	—
Probable	100.0	329	1.05	19.94	—	0.11	40.6	0.35	—

Total		1,502	1.17	14.33	—	0.11	38.8	0.52	—

Novicourt Inc.
Louvicourt[6]
Proven	28.0	2,600	3.00	1.87	—	—	25.2	0.81	—
Probable	28.0	29	0.14	7.15	—	—	38.6	0.82	—

Total		2,629	2.97	1.93	—	—	25.4	0.81	—

Falconbridge Limited[7]
Nickel Deposits
Sudbury
Proven	59.5	7,914	1.36	—	1.45	—	—	—	—
Probable	59.5	9,212	1.21	—	1.22	—	—	—	—

Total		17,126	1.28	—	1.33	—	—	—	—

Raglan
Proven	59.5	6,691	0.81	—	3.04	—	—	—	—
Probable	59.5	11,418	0.78	—	2.78	—	—	—	—

Total		18,109	0.79	—	2.88	—	—	—	—

Falcondo
Proven	50.8	52,484	—	—	1.19	—	—	—	—
Probable	50.8	11,636	—	—	0.96	—	—	—	—

Total		64,120	—	—	1.15	—	—	—	—

Copper Deposits
Kidd Creek Division
Proven	59.5	13,409	2.01	5.77	—	0.25	76	—	—
Probable	59.5	10,285	2.25	6.98	—	0.19	54	—	—

Total		23,694	2.11	6.30	—	0.22	66	—	—

Lomas Bayas
Proven	59.5	77,914	0.37	—	—	—	—	—	—
Probable	59.5	319,435	0.31	—	—	—	—	—	—

Total		397,349	0.32	—	—	—	—	—	—

Collahuasi[8]
Proven	26.2	310,254	1.02	—	—	—	—	—	—
Probable	26.2	1,528,494	0.90	—	—	—	—	—	—

Total		1,838,748	0.92	—	—	—	—	—	—

1
The mineral reserves were prepared in accordance with the "CIM Standards on Mineral Resources and Mineral Reserves, Definitions and Guidelines," adopted by CIM Council on August 20, 2000, using geostatistical or classical methods, plus economic and mining parameters appropriate to each operation.
2
The mineral reserves are shown on a 100% basis. The mineral reserve estimates are compiled and verified by Chester Moore, Director, Mineral Reserve Estimation and Reporting, a member of the Professional Geoscientists of Ontario with 30 years experience as a geologist.
3
There are no known environmental, permitting, legal, taxation, political or other relevant issues that would materially affect the estimates of the mineral reserves.
4
Estimates used the following metal prices: copper US$0.90/lb, zinc US$0.50/lb, molybdenum US$3.25/lb, and silver US$5.00/oz.
5
Estimates used the following metal prices: zinc US$0.44/lb, copper US$0.90/lb, lead US$0.26/lb, and silver US$5.25/oz.
6
The Louvicourt mineral reserves have been estimated and provided by the operator of the joint venture. The estimates are inspected annually by Chester Moore.
7
Long-term metal prices used by Falconbridge are: nickel US$3.25/lb, copper US$0.90/lb, zinc US$0.50/lb. Exchange rate of $1.50 Cdn to $1.00 U.S.
8
The mineral reserves and resources have been estimated and provided by the operator of the joint venture based on a copper price of $US0.95. The mineral reserves and resources are estimated and classified to industry standards following the Australasian Institute of Mining and Metallurgy's Joint Ore Reserve Committee code. These estimates have been restated to conform to the CIM mineral reserve and resource definitions. The estimates are inspected annually by Chester Moore.

82    NORANDA ANNUAL REPORT 2002    Mineral Reserves

Resources and Reserves

Mineral Resources (in addition to Mineral Reserves)1,2,3

					Grade
		Noranda Inc.'s Beneficial Interest (%)	Category	Dec. 31, 2002 (000 tonnes)	Copper (%)	Zinc (%)	Nickel (%)	Lead (%)	Silver (g/mt)	Gold (g/mt)	Molyb- denum (%)
Noranda Inc.
Copper Deposits	Antamina	33.8	Measured	25,000	0.50	0.20	—	—	4.7	—	0.03
			Indicated	35,000	0.47	0.29	—	—	5.9	—	0.03

			Total	60,000	0.48	0.25	—	—	5.4	—	0.03

			Inferred	33,000	0.78	0.99	—	—	13	—	0.02

Zinc Deposits	Brunswick Mine	100.0	Measured	1,190	0.18	8.38	—	3.21	76	—	—
			Indicated	1,792	0.45	8.89	—	3.43	108	—	—

			Total	2,982	0.34	8.69	—	3.34	95	—	—

Falconbridge Limited
Nickel Deposits	Sudbury	59.5	Measured	85	1.27	—	2.38	—	—	—	—
			Indicated	16,748	1.10	—	2.38	—	—	—	—

			Total	16,833	1.10	—	2.38	—	—	—	—

			Inferred	22,100	2.39	—	1.77	—	—	—	—

	Raglan	59.5	Measured	289	0.41	—	1.62	—	—	—	—
			Indicated	2,587	0.76	—	1.98	—	—	—	—

			Total	2,876	0.72	—	1.95	—	—	—	—

			Inferred	3,400	0.87	—	2.74	—	—	—	—

	Falcondo	50.8	Measured	—	—	—	—	—	—	—	—
			Indicated	13,840	—	—	1.53	—	—	—	—

			Total	13,840	—	—	1.53	—	—	—	—

			Inferred	6,400	—	—	1.41	—	—	—	—

Copper Deposits	Kidd Creek	59.5	Measured	—	—	—	—	—	—	—	—

			Indicated	100	2.96	6.79	—	0.12	50	—	—

			Total	100	2.96	6.79	—	0.12	50	—	—

			Inferred	14,100	3.36	4.90	—	0.30	91	—	—

	Lomas Bayas	59.5	Measured	13,754	0.27	—	—	—	—	—	—
			Indicated	157,607	0.27	—	—	—	—	—	—

			Total	171,361	0.27	—	—	—	—	—	—

			Inferred	73,400	0.28	—	—	—	—	—	—

	Collahuasi	26.2	Measured	48,205	0.57	—	—	—	—	—	—
			Indicated	429,766	0.63	—	—	—	—	—	—

			Total	477,971	0.63	—	—	—	—	—	—

			Inferred	1,840,000	0.72	—	—	—	—	—	—

1
The mineral resources are shown on a 100% basis. Mineral resources which are not mineral reserves have not been fully evaluated or have not demonstrated economic viability under current market conditions.
2
The mineral resource estimates were prepared in accordance with the "CIM Standards on Mineral Resources and Mineral Reserves, Definitions and Guidelines," adopted by CIM Council on August 20, 2000 using estimation methodologies and parameters appropriate to each project.
3
The mineral resource estimates are compiled and verified by Chester Moore, Director, Mineral Reserve Estimation and Reporting, a member of the Professional Geoscientists of Ontario with 30 years experience as a geologist.

Metal Contained in Reserves1 — Noranda Inc.'s Share

		(tonnes 000)					Ounces* (millions)	Ounces* (000)
		Copper	Zinc	Nickel	Lead	Molybdenum	Silver	Gold
Wholly-owned
Zinc Deposits	Brunswick	75	1,920	—	766	—	71	—
	Bell Allard	18	215	—	2	—	2	25

	Subtotal Proven & Probable	93	2,135	—	768	—	73	25

Divided Interest
Copper Deposits	Antamina (33.75%)	2,183	1,803	—	—	52	79	—
	Louvicourt (28.0%)	22	14	—	—	—	1	19

	Subtotal Proven & Probable	2,205	1,817	—	—	52	80	19

Falconbridge Limited
Nickel Deposits	Sudbury (59.5%)	130	—	135	—	—	—	—
	Raglan (59.5%)	85	—	310	—	—	—	—
	Falcondo (50.8%)	—	—	372	—	—	—	—

Copper Deposits	Kidd Creek Division (59.5%)	298	887	—	32	—	30	—
	Lomas Bayas (59.5%)	762	—	—	—	—	—	—
	Collahuasi (26.2%)	4,433	—	—	—	—	—	—

	Subtotal Proven & Probable	5,708	887	817	32	—	30	—

Totals — Noranda Inc.'s Share
Proven & Probable		8,006	4,839	817	800	52	183	44

1
Calculated from the mineral reserves on page 61.

* Troy ounce.

NORANDA ANNUAL REPORT 2002    Resources and Reserves    83

Advanced Projects1

				Grade
	Noranda Inc.'s Beneficial Interest (%)	Resource Category	Tonnes (millions)	Copper (%)	Zinc (%)	Nickel (%)	Lead (%)	Silver (g/mt)	Gold (g/mt)	Molyb- denum (%)	Cobalt (%)
Noranda Inc.
Zinc Deposits
Perseverance, Quebec	90.0	Measured	4.36	1.28	16.19	—	—	30	0.38	—	—
		Indicated	0.76	1.03	13.68	—	—	27	0.34	—	—

		Total	5.12	1.24	15.82	—	—	29	0.38	—	—

Lady Loretta, Australia[2]	75.0	Measured	8.5	—	15.6	—	5.9	95	—	—	—
		Indicated	3.1	—	17.5	—	5.2	94	—	—	—

		Total	11.6	—	16.1	—	5.7	95	—	—	—

		Inferred	0.1	—	13.7	—	3.5	84	—	—	—
Copper Deposits
El Pachón, Argentina[3]	100.0	Indicated	990.0	0.61	—	—	—	2.4	0.02	0.01	—
El Morro, Chile[3]	70.0	Inferred	466.0	0.61	—	—	—	—	0.50	—	—
El Pilar, Mexico	100.0	Inferred	139.0	0.37	—	—	—	—	—	—	—
Frieda River, Papua New Guinea[3,4]	72.0
Horse/Ivaal/Trukai		Indicated	580.0	0.50	—	—	—	—	0.30	—	—
		Inferred	138.0	0.50	—	—	—	—	0.30	—	—
Koki		Inferred	274.0	0.40	—	—	—	—	0.30	—	—
Nena		Proven	45.2	2.10	—	—	—	—	0.70	—	—
		Probable	7.5	1.60	—	—	—	—	0.60	—	—

		Total	52.7	2.03	—	—	—	—	0.69	—	—

Falconbridge Limited
Nickel Deposits
Nickel Rim South, Ontario[5]	59.5	Inferred	6.3	3.4	—	1.7	—	14	1.5	—	0.03
Onaping Depth, Ontario[5]	59.5	Indicated	14.6	1.15	—	2.52	—	—	—	—	0.06
		Inferred	1.2	1.2	—	3.6	—	—	—	—	0.07
Montcalm, Ontario	59.5	Indicated	7.0	0.67	—	1.36	—	—	—	—	0.06
		Inferred	0.7	0.70	—	1.7	—	—	—	—	0.07
Ivory Coast, West Africa	50.6	Indicated	123.9	—	—	1.57	—	—	—	—	0.10
		Inferred	134.0	—	—	1.4	—	—	—	—	0.12
Koniambo, New Caledonia[6]	29.1	Measured	2.2	—	—	2.20	—	—	—	—	0.05
		Indicated	118.8	—	—	2.15	—	—	—	—	0.06

		Total	121.0	—	—	2.15	—	—	—	—	0.06

		Inferred	190.0	—	—	2.1	—	—	—	—	0.08
Copper Deposits
Mine D, Ontario[7]	59.5	Inferred	14.1	3.40	4.90	—	—	—	—	—	—
Fortuna de Cobre, Chile[8]	59.5	Measured	61.0	0.35	—	—	—	—	—	—	—
		Indicated	206.0	0.31	—	—	—	—	—	—	—

		Total	267.0	0.32	—	—	—	—	—	—	—

		Inferred	127.0	0.26	—	—	—	—	—	—	—

1
The mineral resources/reserves are shown on a 100% basis. Mineral resource estimates were prepared in accordance with the "CIM Standards on Mineral Resources and Mineral Reserves, Definitions and Guidelines," adopted by CIM Council on August 20, 2000. Mineral resources have reasonable prospects of economic extraction but have not yet had complete formal evaluation, or have not demonstrated economic viability under current market conditions.
2
The mineral resources were estimated using the Australian Code for Reporting of Mineral Resources and Ore Reserves (the "JORC Code") which are comparable to the CIM definitions.
3
Subject to fulfillment of certain conditions.
4
Mineral resources as estimated by Highlands Pacific Limited.
5
Also included as part of the Sudbury mineral resources on the Mineral Resources tables.
6
Cut-off grade changed from 2.0% nickel to 1.5% nickel in 2002.
7
Also included as part of the Kidd Creek mineral resources on the Mineral Reserves and Mineral Resources tables.
8
Option to purchase.

84    NORANDA ANNUAL REPORT 2002    Advanced Projects

Board of Directors

1
David W. Kerr
 Executive Chairman
Noranda Inc.
Director: 16 years

2
Alex G. Balogh
 Deputy Chairman
Noranda Inc.
Director: 8 years
Committee: Environment, Safety & Health*

3
André Bérard
 Chairman of the Board
National Bank of Canada
Director: 13 years
Committees: Audit; Human Resources

4
Jack L. Cockwell
 Co-Chairman
Brascan Corporation
Director: 21 years
Committee: Human Resources*

5
The Honourable J. Trevor Eyton, O.C., Q.C.
 Member of the Senate of Canada
Director: 21 years
Committees: Environment, Safety & Health; Human Resources

6
J. Bruce Flatt
 President and Chief Executive Officer
Brascan Corporation
Director: 2 years
Committee: Environment, Safety & Health

7
A.L. (Al) Flood, C.M.
 Retired Chairman and Chief Executive Officer
CIBC
Director: 4 years
Committees: Audit*; Human Resources

8
Norman R. Gish
 President
Gish Consulting Inc.
Director: 2 years
Committees: Board Governance; Human Resources

9
Robert J. Harding, F.C.A.
 Chairman
Brascan Corporation
Director: 8 years
Committees: Board Governance; Human Resources

10
V. Maureen Kempston Darkes, O.C., O.O.
 Group Vice-President
General Motors Corporation and President Latin America, Africa and Middle East Operations
Director: 5 years
Committee: Board Governance

11
James W. vMcCutcheon, Q.C.
 Counsel
McCarthy Tétrault LLP
Director: 10 years
Committees: Board Governance; Environment, Safety & Health

12
The Honourable Frank J. McKenna, P.C., Q.C.(1)
 Counsel
McInnes Cooper
Director: 5 years
Committees: Audit; Board Governance*

13
George E. Myhal
 President and Chief Executive Officer

NORANDA ANNUAL REPORT 2002    Board of Directors    85

  Brascan Financial Corporation
  Director: 4 years Committee: Audit

14
Derek G. Pannell
 President and Chief Executive Officer
Noranda Inc.
Director: 1 year
Committee: Environment, Safety & Health

*
Chairman of committee

(1)
Independent Board Leader

86    NORANDA ANNUAL REPORT 2002    Board of Directors

Executives and Officers

Executive Chairman David Kerr Deputy Chairman Alex Balogh President and Chief Executive Officer Derek Pannell Executive Vice-President Lars-Eric Johansson Chief Financial Officer	Senior Vice-Presidents
Brian Barr
Special Projects

Tony Hannaford
Technology

Peter Kukielski
Projects

Katherine Rethy
Information Services,
Procurement and Logistics

Martin Schady
Business Development

Paul Severin
Exploration

Jeffery Snow
General Counsel	Operating Division Presidents
William Brooks
Noranda Aluminum Inc.

Brent Chertow
Canadian Copper and Recycling

George Jones
Zinc

Fernando Porcile
Copper

Bob Sippel
Magnesium

 Vice-Presidents
Rick Burdett
Information Services

Denis Couture
Communications & Public Affairs

John Doyle
Taxation

Peter Eichinger
Procurement

Michael Frilegh
Treasurer

André Joron
Human Resources

Ted Laks
Performance/Six Sigma

Robert Telewiak
Environment, Safety & Health

Julie Galloway
Associate General Counsel
and Corporate Secretary
Falconbridge	Novicourt
Aaron Regent	John White
President and Chief Executive Officer	President
Falconbridge Limited	Novicourt Inc.
181 Bay Street, Suite 200	181 Bay Street, Suite 200
Toronto, Ontario M5J 2T3	Toronto, Ontario M5J 2T3

NORANDA ANNUAL REPORT 2002    Executives and Officers    87

Shareholder and Corporate Information

Stock Exchange Listings
Noranda Inc. common shares are listed on the Toronto (TSX) and New York (NYSE) stock exchanges
Trading symbol: NRD

 Common Shares
Outstanding at December 31, 2002
Basic: 241,288,110
Fully diluted: 255,323,433
Weighted average — basic: 238,823,521
Weighted average — fully diluted: 253,202,852

 Noranda's Long-term Debt Credit Ratings as at December 31, 2002
Moody's Investors Service: Baa3
Standard & Poor's: BBB-
Dominion Bond Rating: BBB

 Transfer Agent and Registrar
CIBC Mellon Trust Company — Montreal, Toronto
Mellon Investor Services LLC — New York

 Shareholder Enquiries
To register a change of address, request electronic delivery of documents, enquire about dividend cheques, share certificates, stock transfers, etc., please contact:
CIBC Mellon Trust Company
Phone: 1-800-387-0825 (toll-free in North America) or (416) 643-5500
Fax: (416) 643-5501
E-mail: inquiries@cibcmellon.com	Dividend Reinvestment Plan
Noranda Inc. common shareholders resident in Canada may purchase additional common shares by reinvesting their cash dividends. To do so, a form of election may be obtained by contacting:
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
Phone: 1-800-387-0825 (toll-free in North America) or (416) 643-5500
Fax: (416) 643-5501
www.cibcmellon.com

 Annual Meeting
Noranda Inc.'s annual meeting of common shareholders will be held on Wednesday, April 23, 2003 at 10:00 a.m. (EDT) at The Design Exchange, Trading Floor, 234 Bay Street, Toronto

 Financial Calendar*
Quarterly results release dates
Q1 — April 23, 2003
Q2 — July 24, 2003
Q3 — October 23, 2003

 *Dates subject to change

 Address
Noranda Inc.
181 Bay Street, Suite 200
Toronto, Ontario M5J 2T3
Phone: (416) 982-7111
Fax: (416) 982-7423
www.noranda.com

 Auditors
Ernst & Young LLP

Noranda Enquiries
Please contact Public Affairs and Communications:
Financial information (416) 982-7337
General information (416) 982-7111
News media information (416) 982-7161
For financial information about the following companies, please contact Investor Relations at:
Falconbridge Limited (416) 982-7020
Novicourt Inc. (416) 982-7188

 Publications and Mailing Lists
Noranda Inc.
(416) 982-7153 (recorded request line)
or request@noranda.com

Falconbridge Limited
(416) 982-7111
or corpcomm@toronto.norfalc.com

Novicourt Inc.
(416) 982-7153 (recorded request line)
or request@noranda.com

 Sustainable Development Report
To receive a copy of Noranda Inc.'s 2002 Report, please request it through one of the following methods:
• Call the recorded request line (416) 982-7153
• Fax Noranda Inc. Communications
    (416) 982-3501
• E-mail request@noranda.com

 Version française
On peut se procurer la version française du présent rapport en en faisant la demande auprès du service des communications, à l'adresse mentionnée ci-contre.

2002 Common Share Trading Information

	Quarter	Share Price High	Share Price Low	Average Daily Trading Volume
Toronto Stock Exchange	First	Cdn$18.85	Cdn$14.86	625,829
	Second	20.62	17.51	620,646
	Third	19.49	14.83	383,153
	Fourth	15.50	13.16	579,891
New York Stock Exchange	First	US$11.87	US$9.34	13,930
	Second	13.47	11.03	20,033
	Third	13.02	9.38	20,119
	Fourth	9.77	8.28	18,363

Creative direction and project management: SD Corporate Communications Design: Egg Design Printing: Quebecor World MIL Electronic typesetting and assembly: Corporate Typesetting Services Printed in Canada

88    NORANDA ANNUAL REPORT 2002    Shareholder and Corporate Information

Noranda around the World

Noranda operates in 17 countries around the world:	Argentina Australia Barbados Belgium Brazil Canada	Chile Dominican Republic Ivory Coast Japan Mexico New Caledonia	Norway Peru South Africa Switzerland United States

www.noranda.com

QuickLinks

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